UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at September 30, 2023 and December 31, 2022 and for the
three and nine months ended September 30, 2023 and 2022

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2023	December 31, 2022
Assets			as adjusted (1)
Current Assets
Cash and cash equivalents	4	$2,963	$2,870
Financial assets	5	1,294	1,979
Accounts and other receivable, net	6	6,392	6,401
Inventory, net	7	4,460	5,186
Other assets	9	2,295	1,858
		17,404	18,294
Non-Current Assets
Financial assets	5	11,515	10,929
Accounts and other receivable, net	6	926	877
Other assets	9	575	515
Property, plant and equipment	10	16,266	15,893
Deferred income tax assets		1,420	1,245
Intangible assets	11	22,846	23,953
Equity accounted investments	13	2,219	2,065
Goodwill	12	15,151	15,479
		$88,322	$89,250
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$13,260	$12,919
Non-recourse borrowings in subsidiaries of the partnership	16	3,214	3,758
		16,474	16,677
Non-Current Liabilities
Accounts payable and other	14	7,338	7,511
Corporate borrowings	16	2,020	2,100
Non-recourse borrowings in subsidiaries of the partnership	16	40,679	40,835
Deferred income tax liabilities		3,356	3,698
		$69,867	$70,821
Equity
Limited partners	19	$1,397	$1,408
Non-controlling interests attributable to:
Redemption-exchange units	19	1,306	1,318
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,367	1,378
Preferred securities	19	1,490	1,490
Interest of others in operating subsidiaries		12,895	12,835
		18,455	18,429
		$88,322	$89,250
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17, Insurance Contracts (“IFRS 17”). See Note 2(b) for further details.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	Notes	2023	2022	2023	2022
			as adjusted (1)		as adjusted (1)
Revenues	22	$14,399	$14,711	$41,663	$42,745
Direct operating costs	21	(13,016)	(13,549)	(37,812)	(39,818)
General and administrative expenses		(403)	(361)	(1,202)	(965)
Interest income (expense), net		(941)	(717)	(2,738)	(1,733)
Equity accounted income (loss), net	13	31	38	84	129
Impairment reversal (expense), net	10, 12	(44)	(20)	(51)	58
Gain (loss) on acquisitions/dispositions, net	8	41	11	209	11
Other income (expense), net		(101)	(214)	166	(531)
Income (loss) before income tax		(34)	(101)	319	(104)
Income tax (expense) recovery
Current		(211)	(132)	(604)	(286)
Deferred		294	168	578	595
Net income (loss)		$49	$(65)	$293	$205
Attributable to:
Limited partners	19	$(15)	$(14)	$(6)	$41
Non-controlling interests attributable to:
Redemption-exchange units	19	(14)	(13)	(6)	38
Special limited partner	19	—	—	—	—
BBUC exchangeable shares	19	(15)	(14)	(6)	33
Preferred securities	19	22	5	66	5
Interest of others in operating subsidiaries		71	(29)	245	88
		$49	$(65)	$293	$205
Basic and diluted earnings (loss) per limited partner unit	19	$(0.20)	$(0.18)	$(0.08)	$0.54
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2023	2022	2023	2022
			as adjusted (1)		as adjusted (1)
Net income (loss)		$49	$(65)	$293	$205
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(44)	(58)	12	(381)
Insurance finance reserve		(3)	7	(3)	56
Foreign currency translation		(376)	(895)	(138)	(1,348)
Net investment and cash flow hedges	4	180	477	128	845
Equity accounted investments	13	(3)	1	(4)	—
Taxes on the above items		3	(34)	(9)	8
Reclassification to profit or loss		(86)	10	(112)	52
		(329)	(492)	(126)	(768)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		(1)	—	(1)	—
Fair value through other comprehensive income		32	(31)	123	(300)
Taxes on the above item		3	(1)	2	12
		(295)	(524)	(2)	(1,056)
Comprehensive income (loss)		$(246)	$(589)	$291	$(851)
Attributable to:
Limited partners		$(51)	$(79)	$(20)	$(88)
Non-controlling interests attributable to:
Redemption-exchange units		(48)	(74)	(19)	(82)
Special limited partner		—	—	—	—
BBUC exchangeable shares		(50)	(79)	(20)	(105)
Preferred securities		22	5	66	5
Interest of others in operating subsidiaries		(119)	(362)	284	(581)
		$(246)	$(589)	$291	$(851)
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2023 (2)	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
Net income (loss)	—	(6)	—	—	(6)	(6)	—	(6)	66	245	293
Other comprehensive income (loss)	—	—	—	(14)	(14)	(13)	—	(14)	—	39	(2)
Total comprehensive income (loss)	—	(6)	—	(14)	(20)	(19)	—	(20)	66	284	291
Contributions	—	—	—	—	—	—	—	—	—	1,256	1,256
Distributions (3)	—	(14)	—	—	(14)	(13)	—	(14)	(66)	(1,564)	(1,671)
Ownership changes (4)	—	(11)	37	(2)	24	20	—	23	—	84	151
Unit repurchases (3)	(1)	—	—	—	(1)	—	—	—	—	—	(1)
Balance as at September 30, 2023	$2,113	$66	$(623)	$(159)	$1,397	$1,306	$—	$1,367	$1,490	$12,895	$18,455
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
Adoption of new accounting standards (2)	—	1	—	1	2	2	—	1	—	12	17
As adjusted opening balance January 1, 2022 (2)	2,192	64	150	(152)	2,254	2,013	—	1	15	8,734	13,017
Net income (loss)	—	41	—	—	41	38	—	33	5	88	205
Other comprehensive income (loss)	—	—	—	(129)	(129)	(120)	—	(138)	—	(669)	(1,056)
Total comprehensive income (loss)	—	41	—	(129)	(88)	(82)	—	(105)	5	(581)	(851)
Contributions	—	—	—	—	—	—	—	—	750	1,271	2,021
Distributions (3)	—	(14)	—	—	(14)	(13)	—	(9)	(5)	(2,166)	(2,207)
Ownership changes (4)	—	11	(17)	4	(2)	9	—	(1)	—	272	278
Unit repurchases (3)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (5)	—		(786)	47	(739)	(680)	—	1,419	—	—	—
Acquisition of interest (6)	—	—	—	—	—	—	—	—	—	3,946	3,946
Balance as at September 30, 2022 (2)	$2,114	$102	$(653)	$(230)	$1,333	$1,247	$—	$1,305	$765	$11,476	$16,126
____________________________________
(1)See Note 20 for additional information.
(2)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.
(3)See Note 19 for additional information on distributions and Unit repurchases.
(4)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(5)See Note 2 and Note 19 for additional information on BBUC exchangeable shares.
(6)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2023	2022
Operating Activities			as adjusted (1)
Net income (loss)		$293	$205
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	64	(14)
Impairment expense (reversal), net		51	(58)
Depreciation and amortization expense	21	2,701	2,381
Gain on acquisitions/dispositions, net	8	(209)	(11)
Provisions and other items		(741)	551
Deferred income tax expense (recovery)		(578)	(595)
Changes in non-cash working capital, net	24	123	(1,508)
Cash from (used in) operating activities		1,704	951
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		10,983	19,951
Repayment of non-recourse subsidiary borrowings of the partnership		(11,251)	(7,393)
Proceeds from corporate borrowings		395	847
Repayment of corporate borrowings		(475)	(366)
Proceeds from other financing		76	101
Repayment of other financing		(125)	(96)
Proceeds from (repayment of) other credit facilities, net		74	166
Lease liability repayment		(295)	(273)
Capital provided by others who have interests in operating subsidiaries	19	1,813	5,211
Capital provided by preferred securities holders	19	—	750
Partnership units repurchased	19	(1)	(78)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(42)	(36)
Distributions to preferred securities holders	19	(70)	—
Distributions to Special limited partner	19	—	(78)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(1,777)	(2,329)
Cash from (used in) financing activities		(695)	16,377
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(709)	(15,847)
Property, plant and equipment and intangible assets		(1,671)	(1,225)
Equity accounted investments		(223)	(127)
Financial assets and other		(2,130)	(2,077)
Dispositions
Subsidiaries, net of cash disposed	8	771	—
Property, plant and equipment and intangible assets		70	135
Financial assets and other		3,000	2,168
Net settlement of derivative assets and liabilities		(29)	374
Restricted cash and deposits		38	(112)
Cash from (used in) investing activities		(883)	(16,711)
Cash and cash equivalents
Change during the period		126	617
Impact of foreign exchange		6	(149)
Net change in cash classified within assets held for sale		(39)	—
Balance, beginning of year		2,870	2,399
Balance, end of period		$2,963	$2,867
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(b) for further details.

Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the partnership, “Brookfield”), is the ultimate parent of the partnership. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations, such as a residential mortgage insurer, healthcare services, construction operations and dealer software and technology services operations. The partnership’s principal industrial operations include advanced energy storage operations and engineered components manufacturing operations, among others. The partnership’s operations also include infrastructure services which comprise nuclear technology services operations, offshore oil services operations, modular building leasing services operations and lottery services operations. The partnership’s operations are primarily located in Canada, the United Kingdom, the United States and Brazil.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share, for every two Units held (the “special distribution”).
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding BBUC exchangeable shares, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The BBUC exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its recast annual consolidated financial statements as at and for the year ended December 31, 2022 (filed on September 26, 2023 on SEDAR+ and EDGAR), except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its recast annual consolidated financial statements as at and for the year ended December 31, 2022 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited (the “General Partner”), on behalf of the partnership, and authorized for issue on November 7, 2023.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s recast annual consolidated financial statements as at and for the year ended December 31, 2022. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments relative to those described in the recast annual consolidated financial statements as at and for the year ended December 31, 2022.
(b)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)IFRS 17 - Insurance Contracts (“IFRS 17”)
The partnership adopted IFRS 17 effective January 1, 2023 with a transition date of January 1, 2022. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. It replaces IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurer. Refer to the partnership’s recast annual consolidated financial statements as at and for the year ended December 31, 2022 for additional information on the partnership’s adoption of IFRS 17.
(ii)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The partnership adopted these amendments for the fiscal period beginning January 1, 2023 and elected to apply the temporary exception to the accounting requirements for deferred taxes related to Pillar Two income taxes. The adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
(iii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
(c)Future changes in accounting policies
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impacts on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of their estimated fair values at the date of acquisition.
(a)Acquisitions completed in the nine months ended September 30, 2023
Mobile Mini Solutions (“Mobile Mini”)
On January 31, 2023, the partnership’s modular building leasing services operations acquired a 100% economic interest in Mobile Mini, a provider of portable storage solutions in the United Kingdom for total consideration of $419 million, funded with debt and equity. The partnership received 100% of the voting rights in Mobile Mini, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes. The fair values of acquired assets, assumed liabilities and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period.
Goodwill of $174 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $56 million, property, plant and equipment of $241 million and other net liabilities of $52 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
(b)Acquisitions completed in 2022
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt and equity raised alongside institutional partners to fund the acquisition, contingent and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Cash	$10,381	$6,488	$659	$17,528
Contingent and other non-cash consideration	491	29	225	745
Total consideration	$10,872	$6,517	$884	$18,273

Cash and cash equivalents	$739	$76	$14	$829
Accounts receivable and other, net	523	456	36	1,015
Inventory, net	15	169	117	301
Property, plant and equipment	774	364	42	1,180
Intangible assets	5,727	4,373	356	10,456
Goodwill	5,547	1,499	382	7,428
Financial assets	4,542	4	—	4,546
Equity accounted investments and other assets	427	309	—	736
Accounts payable and other	(1,460)	(451)	(49)	(1,960)
Non-recourse borrowings in subsidiaries of the partnership	(4,543)	—	—	(4,543)
Deferred income tax liabilities	(1,338)	(282)	(14)	(1,634)
Net assets acquired before non-controlling interests	$10,953	$6,517	$884	$18,354
Non-controlling interests acquired	(81)	—	—	(81)
Net assets acquired	$10,872	$6,517	$884	$18,273
Business services
La Trobe Financial Services Pty Limited (“La Trobe”)
On May 31, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights in La Trobe, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $384 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $655 million were acquired as part of the transaction, comprising management contract rights, mortgage broker channel, computer software and brand name. Other items include $4.5 billion of loans receivable, $4.5 billion of borrowings and $14 million of other net liabilities. Transaction costs of approximately $8 million were recorded as other expenses in the 2022 consolidated statements of operating results.
CDK Global, Inc. (“CDK Global”)
On July 6, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
Goodwill of $4.6 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $3.8 billion with a useful life of 15 years, developed technology of $0.7 billion with a useful life of 3-5 years, and a brand intangible asset of $0.3 billion with a useful life of 15 years. Other items included $301 million of cash and cash equivalents, $377 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the 2022 consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 15 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
Magnati - Sole Proprietorship LLC (“Magnati”)
On August 8, 2022, the partnership, together with institutional partners, acquired a 60% economic interest in Magnati, a technology-enabled services provider in the payment processing space. Total consideration for the business was $763 million, funded with debt and equity and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for retention of their 40% economic interest. The partnership received 60% of the voting rights in Magnati, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $500 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $226 million were acquired as part of the transaction, comprising customer relationships, trade name and service contracts. Other items include $345 million of financial assets and $308 million of other net liabilities. Transaction costs of approximately $3 million were recorded as other expenses in the 2022 consolidated statements of operating results.
Unidas Locadora S.A. (“Unidas”)
On October 1, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Unidas, a leading full-service car rental business in Brazil. Total consideration was $731 million, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $103 million was recognized and represents growth the partnership expects to experience from the operations. Other items include $664 million of property, plant and equipment primarily related to the fleet of rental cars and $36 million of other net liabilities. Transaction costs of approximately $1 million were recorded as other expenses in the 2022 consolidated statements of operating results.
Infrastructure services
Scientific Games, LLC (“Scientific Games”)
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Scientific Games, a service provider to government-sponsored lottery programs with capabilities in game design, distribution, systems and terminals and turnkey technology solutions. Total consideration was $5.8 billion, comprising debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.2 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $2.8 billion with a useful life of 20 years, a brand intangible asset of $1.0 billion with an indefinite useful life, and software of $0.2 billion. Other items include $555 million of other net assets. Transaction costs of approximately $16 million were recorded as other expenses in the 2022 consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 20 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
The acquired brand intangible was valued using a relief from royalty method with significant inputs of revenue growth rates, royalty rates and a discount rate determined using a capital asset pricing model. The lottery services business has significant historical experience using the brand and intends to continue using the brand in the long-term. The partnership has determined the asset to have an indefinite life as there is no foreseeable limit to the period that this asset is expected to generate cash flows.
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the partnership’s nuclear technology services operations acquired a 100% economic interest in BHI Energy for total consideration of $737 million. The partnership received 100% of the voting rights through its nuclear technology services operations, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the partnership’s nuclear technology services operations expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets.
Industrials
TexTrail Inc. (“TexTrail”)
On October 5, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in TexTrail, a leading distributor of axles and trailer components. Total consideration was $884 million, funded with debt and equity. The partnership received 100% of the voting rights through its engineered components manufacturing operations, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $382 million was recognized, of which $318 million was deductible for tax purposes and represents growth the partnership expects to experience from the operations. Intangible assets of $356 million were acquired as part of the transaction which primarily comprised customer relationships, trade names and trademarks. Other items include $146 million of other net assets. Transaction costs of approximately $6 million were recorded as other expenses in the 2022 consolidated statements of operating results.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
The following table provides the details of financial instruments and their associated financial instrument classifications as at September 30, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,963	$2,963
Accounts and other receivable, net (current and non-current)	—	—	7,318	7,318
Other assets (current and non-current) (1)	—	—	522	522
Financial assets (current and non-current) (2)	1,022	5,048	6,739	12,809
Total	$1,022	$5,048	$17,542	$23,612
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$627	$296	$11,948	$12,871
Borrowings (current and non-current)	—	—	45,913	45,913
Total	$627	$296	$57,861	$58,784
____________________________________
(1)Excludes prepayments, assets held for sale and other non-financial assets of $2,348 million.
(2)FVOCI includes $602 million of derivative assets and $285 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(3)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $7,727 million.
Included in cash and cash equivalents as at September 30, 2023 was $2,170 million of cash (December 31, 2022: $2,229 million) and $793 million of cash equivalents (December 31, 2022: $641 million).
Included in financial assets (current and non-current) as at September 30, 2023 was $480 million (December 31, 2022: $1,136 million) of equity instruments and $3,966 million (December 31, 2022: $4,031 million) of debt instruments designated as measured at fair value through other comprehensive income.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,870	$2,870
Accounts and other receivable, net (current and non-current)	—	—	7,278	7,278
Other assets (current and non-current) (1)	—	—	469	469
Financial assets (current and non-current) (2)	960	5,585	6,363	12,908
Total	$960	$5,585	$16,980	$23,525
Financial liabilities
Accounts payable and other (2)(3)	$818	$223	$11,700	$12,741
Borrowings (current and non-current)	—	—	46,693	46,693
Total	$818	$223	$58,393	$59,434
____________________________________
(1)Excludes prepayments, assets held for sale and other non-financial assets of $1,904 million.
(2)FVOCI includes $418 million of derivative assets and $223 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenues, insurance contract liabilities, work in progress, post-employment benefits, liabilities associated with assets held for sale and various taxes and duties of $7,689 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2023, a pre-tax net gain of $72 million and net loss of $82 million, respectively (September 30, 2022: pre-tax net gain of $324 million and $557 million, respectively) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at September 30, 2023, there was a derivative asset balance of $67 million (December 31, 2022: $29 million) and a derivative liability balance of $200 million (December 31, 2022: $101 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and nine months ended September 30, 2023, a pre-tax net gain of $108 million and $210 million, respectively (September 30, 2022: pre-tax net gain of $153 million and $288 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at September 30, 2023, there was a derivative asset balance of $535 million (December 31, 2022: $389 million) and derivative liability balance of $85 million (December 31, 2022: $122 million) relating to the derivative contracts designated as cash flow hedges.
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $724 million (December 31, 2022: $692 million) of financial assets and $305 million (December 31, 2022: $589 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at September 30, 2023 and December 31, 2022:

	September 30, 2023			December 31, 2022
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$113	$—	$—	$736	$—	$—
Corporate and government bonds	96	3,169	—	91	3,266	—
Derivative assets	12	889	—	12	628	—
Other financial assets (1)	349	718	724	429	691	692
	$570	$4,776	$724	$1,268	$4,585	$692
Financial liabilities
Derivative liabilities	$32	$576	$7	$7	$445	$17
Other financial liabilities (2)	—	10	298	—	—	572
	$32	$586	$305	$7	$445	$589
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures and non-listed debt instruments.
(2)Includes $273 million (December 31, 2022: $544 million) of contingent consideration payable between 2023 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
There were no transfers between levels during the nine months ended September 30, 2023.
The following table presents the change in the balance of financial assets classified as Level 3 for the nine-month period ended September 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Balance at beginning of period	$692	$297
Fair value change recorded in net income	67	(9)
Fair value change recorded in other comprehensive income	(6)	(5)
Additions	37	523
Dispositions	(66)	(111)
Foreign currency translation and other	—	(3)
Balance at end of period	$724	$692
The following table presents the change in the balance of financial liabilities classified as Level 3 for the nine-month period ended September 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Balance at beginning of period	$589	$498
Fair value change recorded in net income	(62)	12
Fair value change recorded in other comprehensive income	(1)	—
Additions	23	408
Dispositions/settlements	(256)	(356)
Foreign currency translation and other	12	27
Balance at end of period	$305	$589
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Current
Marketable securities	$583	$1,227
Restricted cash	190	214
Derivative assets	181	133
Loans and notes receivable	277	257
Other financial assets (1)	63	148
Total current	$1,294	$1,979
Non-current
Marketable securities	$2,611	$2,682
Restricted cash	245	245
Derivative assets	720	507
Loans and notes receivable	5,902	5,500
Other financial assets (1)	2,037	1,995
Total non-current	$11,515	$10,929
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and convertible preferred shares.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Current, net	$6,392	$6,401
Non-current, net
Accounts receivable	162	126
Retainer on customer contract	61	70
Billing rights	703	681
Total non-current, net	$926	$877
Total	$7,318	$7,278
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at September 30, 2023 was $128 million (December 31, 2022: $142 million).
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Raw materials and consumables	$1,275	$1,485
Fuel products (1)	637	850
Work in progress	810	778
RTFO certificates	275	415
Finished goods and other (2)	1,463	1,658
Carrying amount of inventories	$4,460	$5,186
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)Finished goods and other comprises finished goods inventory in the industrials segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the nine months ended September 30, 2023
Industrials - Automotive aftermarket parts remanufacturer
On July 3, 2023, the partnership completed the sale of a majority of its automotive aftermarket parts remanufacturing operations, resulting in a gain of $41 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Business Services - Dealer software and technology services operations
On May 1, 2023, the partnership’s dealer software and technology services operations completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Business Services - Real estate services operations
On March 31, 2023, the partnership completed the sale of its residential property management operations, resulting in a gain of $67 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure Services - Power delivery business
During February 2023, the partnership’s nuclear technology services operations completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
(b)Dispositions completed in the nine months ended September 30, 2022
For the three and nine months ended September 30, 2022, the partnership recognized a gain of $11 million in the statement of operating results within gain (loss) on acquisitions/dispositions, net from the disposition of a portion of the partnership’s investment in public securities.
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Current
Work in progress (1)	$522	$469
Prepayments and other assets	1,125	1,039
Assets held for sale (2)	648	350
Total current	$2,295	$1,858
Non-current
Prepayments and other assets	$575	$515
Total non-current	$575	$515
____________________________________
(1)See Note 15 for additional information.
(2)Assets held for sale as at September 30, 2023 includes the North American retail gas station assets of the partnership’s road fuels operations.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the nine-month period ended September 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$21,980	$20,342
Additions (cash and non-cash)	2,464	2,110
Dispositions	(971)	(466)
Acquisitions through business combinations (1)	242	1,241
Assets reclassified as held for sale (2)	(277)	(287)
Foreign currency translation and other	(218)	(960)
Balance at end of period	$23,220	$21,980
Accumulated depreciation and impairment
Balance at beginning of period	$(6,087)	$(5,017)
Depreciation/depletion/impairment expense	(1,444)	(1,626)
Dispositions	434	245
Assets reclassified as held for sale (2)	110	149
Foreign currency translation and other	33	162
Balance at end of period	$(6,954)	$(6,087)
Net book value (3)	$16,266	$15,893
____________________________________
(1)See Note 3 for additional information.
(2)See Note 9 for additional information.
(3)Includes right-of-use assets of $1,439 million as at September 30, 2023 (December 31, 2022: $1,490 million).
During the third quarter of 2023, the partnership’s energy services operations included in the industrial segment recognized an impairment expense of $87 million related to property, plant and equipment. In addition, the partnership’s offshore oil services operations included in the infrastructure segment recorded a net impairment reversal of $48 million comprising an impairment expense of $78 million which was more than offset by a reversal of impairment expense of $126 million related to vessels included within property, plant and equipment as a result of a reassessment in underlying assumptions including estimated salvage values, contract prices and redeployment.
The recoverable amounts calculated to assess impairment were based on the higher of the estimated fair value less costs of disposal determined using expected sales proceeds in an arms-length market transaction or value-in-use based on discounted cash flow models incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are level 3 fair value inputs based on various assumptions including expected earnings, redeployment opportunities, and contract extensions.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the nine-month period ended September 30, 2023 and twelve-month period ended December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Gross carrying amount
Balance at beginning of period	$27,568	$17,128
Changes in accounting policy (1)	—	(225)
Additions	455	542
Acquisitions through business combinations (2)	73	10,581
Dispositions	(383)	(15)
Assets reclassified as held for sale (3)	(162)	(159)
Foreign currency translation	64	(284)
Balance at end of period	$27,615	$27,568
Accumulated amortization and impairment
Balance at beginning of period	$(3,615)	$(2,322)
Changes in accounting policy (1)	—	126
Amortization and impairment expense	(1,303)	(1,503)
Dispositions	109	7
Assets reclassified as held for sale (3)	73	29
Foreign currency translation	(33)	48
Balance at end of period	$(4,769)	$(3,615)
Net book value	$22,846	$23,953
____________________________________
(1)See Note 2(b) for additional information.
(2)See Note 3 for additional information.
(3)See Note 9 for additional information.
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the nine-month period ended September 30, 2023 and the twelve-month period ended December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Balance at beginning of period	$15,479	$8,585
Acquisitions through business combinations	180	7,446
Impairment	—	(111)
Dispositions	(148)	(3)
Assets reclassified as held for sale	(218)	(11)
Foreign currency translation	(142)	(427)
Balance at end of period	$15,151	$15,479

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the nine-month period ended September 30, 2023 and twelve-month period ended December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Balance at beginning of period	$2,065	$1,480
Acquisitions through business combinations	—	461
Additions	224	134
Share of net income (loss)	84	165
Share of other comprehensive income (loss)	(5)	2
Distributions received	(148)	(167)
Foreign currency translation	(1)	(10)
Balance at end of period	$2,219	$2,065
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Current
Accounts payable	$4,701	$4,099
Accrued and other liabilities (1) (2)	5,373	5,792
Lease liabilities	293	332
Financial liabilities (3)	326	352
Insurance liabilities	389	357
Work in progress (4)	1,273	1,175
Provisions and decommissioning liabilities	764	770
Liabilities associated with assets held for sale	141	42
Total current	$13,260	$12,919
Non-current
Accounts payable	$83	$90
Accrued and other liabilities (2)	1,791	1,623
Lease liabilities	1,210	1,274
Financial liabilities (3)	2,008	2,141
Insurance liabilities	1,491	1,545
Work in progress (4)	40	49
Provisions and decommissioning liabilities	715	789
Total non-current	$7,338	$7,511
____________________________________
(1)Includes bank overdrafts of $583 million as at September 30, 2023 (December 31, 2022: $636 million).
(2)Includes post-employment benefits of $648 million ($12 million current and $636 million non-current) as at September 30, 2023 and $642 million ($20 million current and $622 million non-current) as at December 31, 2022.
(3)Includes financial liabilities of $1,387 million ($60 million current and $1,327 million non-current) as at September 30, 2023 and $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 related to a failed sale and leaseback of hospitals. During the second quarter, a gain of $208 million was recognized in other income (expense), net in the unaudited interim condensed statement of operating results, from the extinguishment of a liability related to leased hospitals. Concurrent with the extinguishment of this liability, the partnership entered into a new failed sale leaseback arrangement with a different counterparty for the same hospitals.
(4)See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Contract costs incurred to date	$18,286	$21,066
Profit recognized to date (less recognized losses)	2,161	2,055
	$20,447	$23,121
Less: progress billings	(21,238)	(23,876)
Contract work in progress (liability)	$(791)	$(755)
Comprising:
Amounts due from customers – work in progress	$522	$469
Amounts due to customers – creditors	(1,313)	(1,224)
Net work in progress	$(791)	$(755)
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2028. The balance drawn on the bilateral credit facility as at September 30, 2023 was $2,020 million (December 31, 2022: $2,100 million).
The partnership had $1 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) as at September 30, 2023. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. or Canadian dollars and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at September 30, 2023, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at September 30, 2023, there were no funds on deposit from Brookfield (December 31, 2022: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings of the partnership as at September 30, 2023, net of deferred financing costs, premiums and discounts, were $3,214 million and $40,679 million, respectively (December 31, 2022: $3,758 million and $40,835 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. All of the partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
In 2022, the partnership’s offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. Subsequently, on January 6, 2023, the partnership’s offshore oil services operations emerged from the Chapter 11 restructuring process with a significantly deleveraged balance sheet. The restructuring reprofiled the operation’s bank loan facilities to better align cash flow with debt service obligations. Following the restructuring, the partnership’s economic interest was approximately 53%.
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at September 30, 2023, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2022: $nil).
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at September 30, 2023, the amount of the deposit from Brookfield was $nil (December 31, 2022: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2022: $nil). For the three and nine months ended September 30, 2023, the partnership recorded interest income (expense), net of $nil on these deposits (September 30, 2022: $nil).
Pursuant to the Master Services Agreement, the Holding LP pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and nine months ended September 30, 2023 was $23 million and $69 million, respectively (September 30, 2022: $23 million and $70 million, respectively).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and nine months ended September 30, 2023 was $nil and $nil (September 30, 2022: $nil and $nil).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for payments relating to such contracts.
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the three and nine month periods ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
Transactions during the period
Business services revenues (1)	$42	$59	$115	$200
____________________________________
(1) Within the business services segment, the partnership provides construction services and fuel products to affiliates of Brookfield.
Inclusive of those described above, the following table summarizes balances with related parties as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Balances at end of period
Financial assets	$—	$118
Accounts and other receivable, net	239	579
Accounts payable and other (1)	369	603
Non-recourse borrowings in subsidiaries of the partnership	148	55
____________________________________
(1)Includes $241 million related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations (December 31, 2022: $315 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instrument positions as at September 30, 2023 and December 31, 2022 were as follows:

	September 30, 2023		December 31, 2022
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$156	$(310)	$121	$(205)
Cross currency swaps	36	(75)	35	(41)
Interest rate derivatives	644	(176)	449	(135)
Equity derivatives	—	(9)	—	(17)
Commodities contracts	65	(45)	35	(71)
Total	$901	$(615)	$640	$(469)
Total current	$181	$(184)	$133	$(187)
Total non-current	$720	$(431)	$507	$(282)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $1,490 million of preferred securities held by Brookfield. As at September 30, 2023, Brookfield owned approximately 65.4% of the partnership on a fully exchanged basis.
For the three and nine month periods ended September 30, 2023, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $14 million and $41 million, respectively or $0.0625 per Unit (September 30, 2022: $13 million and $36 million, respectively, or $0.0625 per Unit). For the three and nine months ended September 30, 2023, the partnership made distributions to others who have interests in the operating subsidiaries of $345 million and $1,564 million, respectively (September 30, 2022: $715 million and $2,166 million, respectively). Distributions primarily related to proceeds from syndications to institutional partners and a redemption of non-controlling interests using cash proceeds from the sale of a non-core division of the partnership’s dealer software and technology services operations servicing the heavy equipment sector during the second quarter of 2023.
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the nine-month period ended September 30, 2023:

UNITS	GP Units	LP Units	Total
Authorized and issued
Opening balance	4	74,612,503	74,612,507
Repurchased and canceled	—	(54,264)	(54,264)
Conversion from BBUC exchangeable shares	—	673	673
Issued as at September 30, 2023	4	74,558,912	74,558,916
The weighted average number of LP Units outstanding for the three and nine months ended September 30, 2023 was 74.6 million (September 30, 2022: 74.6 million and 75.5 million, respectively).
During the nine months ended September 30, 2023, the partnership repurchased and cancelled 54,264 of its LP Units (September 30, 2022: 2,525,490 LP Units).
Net income (loss) attributable to limited partnership unitholders for the three and nine months ended September 30, 2023 was $(15) million and $(6) million, respectively (September 30, 2022: net loss of $(14) million and net income of $41 million, respectively).
(b)Redemption-Exchange Units held by Brookfield

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	69,705,497
Issued as at September 30, 2023	69,705,497
As at September 30, 2023, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield (September 30, 2022: 69.7 million). Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32, Financial instruments: presentation (“IAS 32”).
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the nine-month period ended September 30, 2023:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2023	72,955,585
Converted to LP Units	(673)
Issued as at September 30, 2023	72,954,912
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million BBUC exchangeable shares to public unitholders and Brookfield. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.
Each BBUC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or for cash in an amount equal to the market value of one of the partnership’s LP Units. The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of LP Units or its cash equivalent. The partnership intends to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of LP Units rather than cash. The BBUC exchangeable shares are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this exchange right is subject to the partnership’s right, at its sole discretion, to satisfy the exchange request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the BBUC exchangeable shares are classified as equity in accordance with IAS 32.
During the nine months ended September 30, 2023, 673 BBUC exchangeable shares were exchanged into LP Units (September 30, 2022: 52,499).
(d)Special limited partner units held by Brookfield

UNITS	Special limited partner units held by Brookfield
Authorized and issued
Opening balance	4
Issued as at September 30, 2023	4
In its capacity as the holder of the Special LP Units, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
During the three months ended September 30, 2023, the volume-weighted average price was $16.80 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution declared during the period (September 30, 2022: $nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
(e)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Opening balance	$1,490
Balance as at September 30, 2023	$1,490
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.
The partnership has an additional commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. The preferred securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly, the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of September 30, 2023, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred securities.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the nine months ended September 30, 2023 and 2022:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	(17)	9	(6)	(14)
Ownership changes	—	—	(2)	(2)
Balance as at September 30, 2023	$(264)	$1	$104	$(159)
____________________________________
(1)Represents net investment hedges, cash flow hedges, insurance finance and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Adoption of new accounting standards (2)	—	—	1	1
As adjusted opening balance January 1, 2022	(252)	76	24	(152)
Other comprehensive income (loss)	(145)	(85)	101	(129)
Ownership changes	4	—	—	4
Issuance of BBUC exchangeable shares (3)	$67	$(15)	$(5)	$47
Balance as at September 30, 2022	$(326)	$(24)	$120	$(230)
____________________________________
(1)Represents net investment hedges, cash flow hedges, insurance finance and other reserves.
(2)Refer to Note 2(b) for further details.
(3)In connection with the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to BBUC exchangeable shares. Refer to Note 1 for further details.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocation of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under a master services agreement with Brookfield (the “Master Services Agreement”).
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
Inventory costs	$8,777	$9,238	$25,198	$27,829
Subcontractor and consultant costs	826	799	2,291	2,352
Concession construction materials and labor costs	76	79	236	239
Depreciation and amortization expense	894	911	2,701	2,381
Compensation	1,487	1,492	4,596	3,972
Other direct costs	956	1,030	2,790	3,045
Total	$13,016	$13,549	$37,812	$39,818
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$8,095	$1,640	$3,893	$13,628
Other revenues	420	346	5	771
Total revenues	$8,515	$1,986	$3,898	$14,399

	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$23,211	$4,942	$11,316	$39,469
Other revenues	1,116	1,061	17	2,194
Total revenues	$24,327	$6,003	$11,333	$41,663
The tables below summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$8,637	$1,641	$3,779	$14,057
Other revenues	316	333	3	652
Total revenues	$8,953	$1,974	$3,782	$14,709

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$25,444	$4,249	$11,120	$40,813
Other revenues	864	1,055	11	1,930
Total revenues	$26,308	$5,304	$11,131	$42,743

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,587	$645	$3,799	$11,031
Services transferred over a period of time	1,508	995	94	2,597
Total revenues from contracts with customers	$8,095	$1,640	$3,893	$13,628

	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$18,938	$1,695	$11,027	$31,660
Services transferred over a period of time	4,273	3,247	289	7,809
Total revenues from contracts with customers	$23,211	$4,942	$11,316	$39,469
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$7,360	$709	$3,680	$11,749
Services transferred over a period of time	1,277	932	99	2,308
Total revenues from contracts with customers	$8,637	$1,641	$3,779	$14,057

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$22,323	$1,626	$10,826	$34,775
Services transferred over a period of time	3,121	2,623	294	6,038
Total revenues from contracts with customers	$25,444	$4,249	$11,120	$40,813

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$4,850	$155	$83	$5,088
United States of America	530	928	1,645	3,103
Europe	525	398	843	1,766
Australia	1,038	56	36	1,130
Canada	667	45	161	873
Brazil	248	27	389	664
Mexico	—	—	331	331
Other	237	31	405	673
Total revenues from contracts with customers	$8,095	$1,640	$3,893	$13,628
Other revenues	420	346	5	771
Total revenues	$8,515	$1,986	$3,898	$14,399

	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$13,678	$454	$253	$14,385
United States of America	1,606	2,659	4,766	9,031
Europe	1,623	1,255	2,558	5,436
Australia	3,034	156	102	3,292
Canada	1,921	123	465	2,509
Brazil	624	79	1,185	1,888
Mexico	—	—	875	875
Other	725	216	1,112	2,053
Total revenues from contracts with customers	$23,211	$4,942	$11,316	$39,469
Other revenues	1,116	1,061	17	2,194
Total revenues	$24,327	$6,003	$11,333	$41,663

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$5,204	$119	$83	$5,406
United States of America	496	848	1,638	2,982
Europe	748	396	748	1,892
Australia	1,111	63	37	1,211
Canada	813	45	182	1,040
Brazil	34	30	469	533
Mexico	—	—	249	249
Other	231	140	373	744
Total revenues from contracts with customers	$8,637	$1,641	$3,779	$14,057
Other revenues	316	333	3	652
Total revenues	$8,953	$1,974	$3,782	$14,709

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$16,070	$332	$239	$16,641
United States of America	689	1,849	4,686	7,224
Europe	2,229	1,274	2,358	5,861
Australia	3,268	174	113	3,555
Canada	2,450	119	530	3,099
Brazil	97	90	1,443	1,630
Mexico	—	—	684	684
Other	641	411	1,067	2,119
Total revenues from contracts with customers	$25,444	$4,249	$11,120	$40,813
Other revenues	864	1,055	11	1,930
Total revenues	$26,308	$5,304	$11,131	$42,743

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

	Three Months Ended September 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,435	$773	$1,128	$—	$4,336	$10,063	$14,399
Direct operating costs (2)	(2,169)	(545)	(892)	(2)	(3,608)	(8,514)	(12,122)
General and administrative expenses	(43)	(46)	(33)	(27)	(149)	(254)	(403)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	41	—	41	—	41
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	7	—	22	—	29	88	117
Other income (expense), net (5)	—	10	—	—	10	17	27
Interest income (expense), net	(80)	(110)	(98)	(42)	(330)	(611)	(941)
Current income tax (expense) recovery	(37)	(3)	(25)	—	(65)	(146)	(211)
Preferred equity distributions	—	—	—	(22)	(22)	22	—
Equity accounted Adjusted EFO (6)	10	27	9	—	46	37	83
Adjusted EFO	123	106	152	(93)	288
Depreciation and amortization expense (2)(7)					(294)	(600)	(894)
Impairment reversal (expense), net					(26)	(18)	(44)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(29)	(88)	(117)
Other income (expense), net (5)					(38)	(90)	(128)
Deferred income tax (expense) recovery					93	201	294
Non-cash items attributable to equity accounted investments(6)					(38)	(14)	(52)
Net income (loss)					$(44)	$93	$49
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $13,016 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $41 million represents the partnership’s gain on disposition of a majority of its automotive aftermarket parts remanufacturing operations.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $29 million represents the partnership's economic ownership interest in gains of $7 million related to the sale of secured debentures, $33 million related to realized gains on the disposition of public securities, and $11 million of realized losses related to the disposition of a financial asset at the partnership’s advanced energy storage operations.
(5)The sum of these amounts equates to other income (expense), net of $(101) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(38) million includes, $12 million of net losses on debt modification and extinguishment, $19 million of business separation expenses, stand-up costs and restructuring charges, $12 million of transaction costs, and $5 million of other income.
(6)The sum of these amounts equates to equity accounted income (loss), net of $31 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended September 30, 2023, depreciation and amortization expense by segment is as follows: business services $253 million, infrastructure services $313 million, industrials $328 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

	Nine Months Ended September 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$6,900	$2,374	$3,365	$—	$12,639	$29,024	$41,663
Direct operating costs (2)	(6,140)	(1,705)	(2,672)	(13)	(10,530)	(24,581)	(35,111)
General and administrative expenses	(131)	(132)	(106)	(79)	(448)	(754)	(1,202)
Gain (loss) on acquisitions / dispositions, net (3)	89	6	41	—	136	73	209
Gain (loss) on acquisitions / dispositions, net in equity (4)	21	—	86	—	107	235	342
Other income (expense), net (5)	—	16	2	—	18	28	46
Interest income (expense), net	(220)	(322)	(299)	(107)	(948)	(1,790)	(2,738)
Current income tax (expense) recovery	(96)	(33)	(69)	7	(191)	(413)	(604)
Preferred equity distributions	—	—	—	(66)	(66)	66	—
Equity accounted Adjusted EFO (6)	32	76	29	—	137	102	239
Adjusted EFO	455	280	377	(258)	854
Depreciation and amortization expense (2)(7)					(880)	(1,821)	(2,701)
Impairment reversal (expense), net					(29)	(22)	(51)
Gain (loss) on acquisitions / dispositions, net in equity (4)					(107)	(235)	(342)
Other income (expense), net (5)					45	75	120
Deferred income tax (expense) recovery					208	370	578
Non-cash items attributable to equity accounted investments(6)					(109)	(46)	(155)
Net income (loss)					$(18)	$311	$293
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $37,812 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $136 million represents the partnership’s economic ownership interest of gains relating to $67 million from the disposition of the partnership’s residential property management operations, $41 million from the disposition of a majority of the partnership’s automotive aftermarket parts remanufacturing operations, $22 million from the disposition related to the partnership’s dealer software and technology services operations sale of a non-core division servicing the heavy equipment sector, and $6 million from the disposition of the partnership’s nuclear technology services operations’ power delivery business.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $107 million represents the partnership’s economic interest in gains of $103 million related to the disposition of public securities, $15 million related to the sale of secured debentures, and $11 million of realized losses related to the disposition of a financial asset at the partnership’s advanced energy storage operations.
(5)The sum of these amounts equates to other income (expense), net of $166 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $45 million includes $135 million of net gains on debt modification and extinguishment, $53 million of business separation expenses, stand-up costs and restructuring charges, $39 million of transaction costs, $22 million of net revaluation gains, and $20 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $84 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the nine months ended September 30, 2023, depreciation and amortization expense by segment is as follows: business services $758 million, infrastructure services $917 million, industrials $1,026 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

	Three Months Ended September 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,466	$772	$1,155	$—	$4,393	$10,318	$14,711
Direct operating costs (2)	(2,230)	(556)	(919)	(7)	(3,712)	(8,926)	(12,638)
General and administrative expenses	(36)	(48)	(31)	(28)	(143)	(218)	(361)
Gain (loss) on acquisitions / dispositions, net	—	—	4	—	4	7	11
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)	—	—	11	—	11	20	31
Other income (expense), net (4)	1	—	1	—	2	7	9
Interest income (expense), net	(54)	(82)	(84)	(22)	(242)	(475)	(717)
Current income tax (expense) recovery (5)	(22)	(5)	(24)	16	(35)	(84)	(119)
Preferred equity distributions	—	—	—	(5)	(5)	5	—
Equity accounted Adjusted EFO (6)	11	21	18	—	50	31	81
Adjusted EFO	136	102	131	(46)	323
Depreciation and amortization expense (2)(7)					(299)	(612)	(911)
Impairment expense, net					(4)	(16)	(20)
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(11)	(20)	(31)
Other income (expense), net (4)					(73)	(150)	(223)
Current income tax (expense) recovery (5)					(4)	(9)	(13)
Deferred income tax (expense) recovery					60	108	168
Non-cash items attributable to equity accounted investments(6)					(33)	(10)	(43)
Net income (loss)					$(41)	$(24)	$(65)
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $13,549 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $11 million represents the partnership’s economic ownership interest in gains related to the partial disposition of an investment in public securities.
(4)The sum of these amounts equates to other income (expense), net of $(214) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(73) million includes $36 million of net unrealized revaluation losses, $35 million of business separation expenses, stand-up costs and restructuring charges, $25 million of transaction costs and $23 million of other income.
(5)The sum of these amounts equates to current income tax (expense) of $(132) million as per the unaudited condensed consolidated statements of operating results.
(6)The sum of these amounts equates to equity accounted income (loss), net of $38 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended September 30, 2022, depreciation and amortization expense by segment is as follows: business services $216 million, infrastructure services $370 million, industrials $325 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

	Nine Months Ended September 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$7,208	$2,090	$3,382	$—	$12,680	$30,065	$42,745
Direct operating costs (2)	(6,685)	(1,464)	(2,706)	(19)	(10,874)	(26,563)	(37,437)
General and administrative expenses	(100)	(110)	(96)	(81)	(387)	(578)	(965)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	4	—	4	7	11
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)	19	—	11	—	30	20	50
Other income (expense), net (4)	2	(1)	1	—	2	6	8
Interest income (expense), net	(97)	(199)	(233)	(51)	(580)	(1,153)	(1,733)
Current income tax (expense) recovery	(44)	(15)	(63)	45	(77)	(196)	(273)
Equity accounted Adjusted EFO (6)	31	64	54	—	149	86	235
Preferred equity distributions	—	—	—	(5)	(5)	5	—
Adjusted EFO	334	365	354	(111)	942
Depreciation and amortization expense (2)(7)					(793)	(1,588)	(2,381)
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(30)	(20)	(50)
Impairment reversal (expense), net					37	21	58
Other income (expense), net (4)					(188)	(351)	(539)
Deferred income tax (expense) recovery					228	367	595
Current income tax (expense) recovery (5)					(4)	(9)	(13)
Non-cash items attributable to equity accounted investments(6)					(80)	(26)	(106)
Net income (loss)					$112	$93	$205
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $39,818 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $30 million represents the partnership’s economic interest in gains of $19 million related to the disposition of a financial asset measured at FVOCI and $11 million related to the partial disposition of an investment in public securities.
(4)The sum of these amounts equates to other income (expense), net of $(531) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(188) million includes $84 million of net unrealized revaluation losses, $61 million of business separation expenses, stand-up costs and restructuring charges, $52 million of transaction costs, and $9 million of other income.
(5)The sum of these amounts equates to current income tax (expense) of $(286) million as per the unaudited condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
(6)The sum of these amounts equates to equity accounted income (loss), net of $129 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the nine months ended September 30, 2022, depreciation and amortization expense by segment is as follows: business services $430 million, infrastructure services $961 million, industrials $990 million, and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s assets by reportable operating segment as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	As at September 30, 2023	As at December 31, 2022
Business services	$37,932	$37,939
Infrastructure services	23,019	22,606
Industrials	27,073	28,112
Corporate and other	298	593
Total	$88,322	$89,250
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022
Net interest paid (received)	$1,847	$1,132
Net income taxes paid (received)	353	210
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022
Accounts receivable	$(1,011)	$(984)
Inventory	554	(853)
Prepayments and other	(810)	(221)
Accounts payable and other	1,390	550
Changes in non-cash working capital, net	$123	$(1,508)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2023	$352	$585	$965	$1,902
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(259)	(259)
Change in risk adjustment recognized for the risk expired	—	(62)	—	(62)
Experience adjustments	(5)	—	—	(5)
Changes that relate to future service:
Contracts initially recognized in the period	(238)	87	151	—
Changes in estimates that adjust the contractual service margin	4	(171)	167	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(1)	3	—	2
Insurance finance income/(expenses)	2	22	19	43
Foreign currency translation	(1)	—	(3)	(4)
	$(239)	$(121)	$75	$(285)

Cash flows:
Premiums received	349	—	—	349
Claims and other insurance service expenses paid	(40)	—	—	(40)
Insurance acquisition cash flows	(46)	—	—	(46)
Insurance liabilities, as at September 30, 2023	$376	$464	$1,040	$1,880

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2022	$415	$616	$956	$1,987
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(262)	(262)
Change in risk adjustment recognized for the risk expired	—	(67)	—	(67)
Experience adjustments	(41)	—	—	(41)
Changes that relate to future service:
Contracts initially recognized in the period	(381)	126	255	—
Changes in estimates that adjust the contractual service margin	(60)	(52)	112	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	5	(1)	—	4
Insurance finance income/(expenses)	(15)	(25)	15	(25)
Foreign currency translation	(31)	(50)	(93)	(174)
	$(523)	$(69)	$27	$(565)
Cash flows:
Premiums received	523	—	—	523
Claims and other insurance service expenses paid	(30)	—	—	(30)
Insurance acquisition cash flows	(61)	—	—	(61)
Insurance liabilities, as at September 30, 2022	$324	$547	$983	$1,854
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On November 2, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on December 29, 2023 to unitholders of record as at the close of business on November 30, 2023.
(b)Sale of nuclear technology services operations
On October 11, 2022, the partnership reached an agreement to sell its nuclear technology services operations, within its infrastructure services segment, to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners. As at September 30, 2023, the nuclear technology services operations did not meet the criteria to be presented as a disposal group held for sale due to substantive regulatory approvals which remained outstanding at the time. In November 2023, the partnership obtained all of the regulatory approvals and completed the sale on November 7, 2023 for proceeds of approximately $4 billion, subject to closing adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at September 30, 2023 and December 31, 2022, and results of operations for the three and nine months ended September 30, 2023 and 2022. The information in this MD&A should be read in conjunction with the interim financial statements as at September 30, 2023 and December 31, 2022 and for the three and nine months ended September 30, 2023 and 2022 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of November 7, 2023. Additional information relating to the partnership can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom, including the anticipated sale of Westinghouse Electric Company;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
1

•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19;
•the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our 2022 Annual Report.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
For a more comprehensive list of risks and uncertainties, please refer to our 2022 Annual Report filed on Form 20-F under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information.
2

Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the partnership, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its recast annual consolidated financial statements as at and for the year ended December 31, 2022 (filed September 26, 2023), except for the adoption of new accounting policies described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of Brookfield Business Partners L.P. and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by the public and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (the “Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, the United Kingdom, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our residential mortgage insurer, dealer software and technology services, healthcare services, construction operations, fleet management and car rental services, non-bank financial services, road fuels operations, payment processing services, entertainment operations and other operations.
ii.Our infrastructure services segment includes our nuclear technology services, offshore oil services, lottery services, modular building leasing services and work access services.
iii.Our industrials segment includes our advanced energy storage operations, engineered components manufacturing operations, water and wastewater operations and other operations.
iv.Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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The tables below provide a breakdown of total assets of $88.3 billion as at September 30, 2023 and revenues of $41.7 billion for the nine months ended September 30, 2023 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2023	September 30, 2023
Business services	$37,932	$24,327
Infrastructure services	23,019	6,003
Industrials	27,073	11,333
Corporate and other	298	—
Total	$88,322	$41,663

Regions	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2023	September 30, 2023
United Kingdom	$5,766	$14,545
United States of America	28,845	9,045
Europe	15,517	6,119
Australia	12,271	3,658
Canada	8,937	3,116
Brazil	8,849	2,129
Mexico	2,921	875
Other	5,216	2,176
Total	$88,322	$41,663
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services (iii) healthcare services, (iv) construction operations, (v) fleet management and car rental services, (vi) non-bank financial services, (vii) road fuels operations, (viii) payment processing services, (ix) entertainment operations and (x) other operations.
Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services
Our dealer software and technology services operations is a leading provider of cloud-based software to dealerships and original equipment manufacturers (“OEMs”) across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of modern solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers and improves their financial and operational performance.
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The revenues at our dealer software and technology services operations are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of SaaS and mobile-centric solutions that are highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
During May 2023, our dealer software and technology services operations closed the sale of a non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million.
Healthcare services
Our healthcare services operations is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 38 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.
Construction services
Our construction operations is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operations primarily operate in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Fleet management and car rental services
Our fleet management and car rental services operations is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services operations benefits from its nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value-added services. Our combined fleet management and car rental services operations maintains a fleet of more than 114,000 vehicles.
Non-bank financial services
Our non-bank financial services operations in India is a financing company primarily focused on commercial vehicle lending and affordable housing. We cater to over 106,000 customers and help them buy their first home, secure commercial vehicle financing or provide access to financing for small and medium-sized enterprises to support India’s entrepreneurs. With a pan-India distribution network of more than 475 branches, our non-bank financial services operations is well established to cater to the growing credit demand in the country.
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Our Australian residential mortgage lender is a leading mortgage originator and asset manager. The business plays an important role in asset management and providing credit to over 168,000 high-quality borrowers such as business owners, recent immigrants and others who require specialized underwriting.
Road fuels operations
Our road fuels operations is a globally integrated platform with leading renewable and retail operations, enabled by an infrastructure-backed supply footprint and operating platform. It is one of Europe’s largest renewable fuel producers, with an extensive retail network predominantly anchored by grocery retail and critical infrastructure with long-term recurring customer volumes, combined with a flexible, global supply chain. The business has a presence in the United Kingdom, Canada, Ireland and the United States. Our road fuels operations currently operates 389 retail gas stations and associated convenience kiosks across Canada and Ireland.
On June 18, 2023, our road fuels operations reached an agreement to sell its North American retail gas station assets for total consideration of approximately $460 million, including a vendor take-back note. The transaction is expected to close in the fourth quarter of 2023.
Payment processing services
Our payment processing services operations is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
Entertainment operations
Our entertainment operations, in partnership with a leading Canadian operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Other
Our technology services operations provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States.
Our rural broadband services operations is a provider of high speed fixed wireless access broadband in rural Ireland. Rural Ireland is currently an underserved market that lacks access to high-speed broadband. The operations provide an essential service in hard-to-reach areas with an infrastructure deficit. The operations currently has approximately 47,000 customers, which has more than doubled in the last four years.
We hold a convertible preferred security investment in Nielsen, whose underlying operations is the market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operations provides services to over 20,000 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions and we process in excess of 160,000 property appraisals per year.
Infrastructure services
Our infrastructure services segment includes our (i) nuclear technology services, (ii) offshore oil services, (iii) lottery services, (iv) modular building leasing services and (v) work access services.
Nuclear technology services
Our nuclear technology services operations is a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. We are the OEM or technology provider for approximately 50% of global commercial nuclear power plants. We believe that decades of technological innovation in this business have supported the build-out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia.
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We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, engineering and design services to new power plants on a global basis.
In February 2023, our nuclear technology services operations completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million.
In October 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners. Due to the unique nature of these operations and the extensive regulations to which they are subject, the plan of sale as contemplated was subject to, in addition to more customary closing conditions, certain substantive regulatory approvals, including approvals from the European Union and United Kingdom antitrust authorities, which were ongoing as at September 30, 2023.
In November 2023, we obtained all of the regulatory approvals and completed the sale on November 7, 2023 for proceeds of approximately $4 billion, subject to closing adjustments.
Revenues from our nuclear technology services operations were $990 million and $3,052 million, respectively, for the three and nine months ended September 30, 2023. Direct operating costs from our nuclear technology services operations were $843 million and $2,676 million, respectively, for the three and nine months ended September 30, 2023.
Offshore oil services
Our offshore oil services operations is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (“FPSO”), floating storage and offloading units (“FSO”) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom), Brazil and Canada.
As a fee-based business focused on critical services, our offshore oil services operations has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
In August 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. On January 6, 2023, our offshore oil services operations emerged from the Chapter 11 restructuring process with a deleveraged balance sheet. The restructuring reprofiled the company’s loan facilities to better align cash flow with debt service obligations. Following the restructuring, our economic interest was approximately 53%.
Lottery services
Our lottery services operations is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operations consist primarily of (i) the sale of instant lottery products and services, and (ii) sale and ongoing maintenance of hardware products and technology.
Modular building leasing services
Our modular building leasing services operations provides modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 335,000 modular units across 23 countries, our operations service more than 60,000 customers through an established network of approximately 225 branches. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value add services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
On January 31, 2023, our modular building leasing services operations completed the add-on acquisition of a leading rental provider of quality storage and portable accommodations in the United Kingdom, increasing the scale and diversity of its product offering in the region. The business was acquired for approximately $419 million, funded with debt and equity.
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Work access services
Our work access services operations is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in more than 27 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services operations has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired five businesses, including a multi-craft services provider, a German scaffolding services provider, a residential work access provider, a specialty industrial coating contractor and a cathodic protection provider.
Along with our partners, we provided the business with additional capital in the third quarter of 2023, of which our share was approximately $195 million, to support a deleveraging of its balance sheet. Our additional investment will ensure the business has flexibility to continue executing its value creation plans, and in particular, consider opportunities to expand at a time when small scale competitors are struggling.
Industrials
Our industrials segment includes our (i) advanced energy storage operations, (ii) engineered components manufacturing operations, (iii) water and wastewater operations and (iv) other operations.
Advanced energy storage operations
Our advanced energy storage operations is a global market leader in manufacturing automotive batteries that has over 16,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operations power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operations. We are working hand-in-hand with most global OEMs to design and integrate our advanced battery technologies into their platforms, including electric vehicle platforms. We are also working with several manufacturers on their next generation electric vehicle platforms and have been sourced for over 130 electric vehicle platforms.
Our advanced energy storage operations distribute products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
Engineered components manufacturing
Our engineered components manufacturing operations is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 85,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater
Our water and wastewater operations in Brazil are a leading private sanitation provider, including collection, treatment and distribution of water and wastewater to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
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Other
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operations is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas operations produce approximately 40,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 25 quarries, the company produces and supplies premium slate roofing tiles globally to support the renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Developments in Our Business
Below are key developments in our business since June 30, 2023:
On July 3, 2023, we completed the sale of a majority of our automotive aftermarket parts remanufacturing operations, resulting in a gain of $41 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
On September 7, 2023, we reached an agreement to merge our energy services operations with a larger public peer in exchange for consideration comprising cash and shares in the public company. BBU’s share of the total consideration is expected to be approximately $45 million. Due to the nature of these operations and the extensive regulations to which they are subject, the transaction was subject to certain substantive regulatory approvals. Subsequent to September 30, 2023, we received all necessary regulatory approvals to close the sale and expect to complete the transaction in the fourth quarter of 2023.
On October 3, 2023, we reached an agreement to sell a portion of our interest in our technology services operations for approximately $340 million. Our share of proceeds from the sale is expected to be approximately $120 million and we will continue to hold a 17% ownership interest in the business alongside a new strategic partner. The transaction is expected to close in the first quarter of 2024.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Our business achieved strong third quarter results, generating solid financial performance, advancing our growth initiatives and progressing our capital recycling program. While the operating environment remains uncertain, inflationary pressures have eased and the risk of materially higher short-term interest rates is abating.
Business services
Our residential mortgage insurer is performing well and in line with expectations. Despite the impact of higher mortgage rates and reduced affordability in Canada, mortgage delinquencies remain low and home prices are still approximately 40% above pre-pandemic levels. As unemployment levels increase, we expect claims on losses in the business to approach long-term average levels. The business is well capitalized and continues generating strong cash flow to support ongoing cash distributions.
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Our dealer software and technology services operations continues to perform well. The majority of near-term cost optimization initiatives are nearing completion and we expect the business to be on track to achieve an annualized increase in EBITDA. Efforts to enhance the customer experience and modernize the product offering should further strengthen customer retention rates. On October 10, 2023, our dealer software and technology services operations completed the repricing of a $3.6 billion term loan at an all-in cost approximately 50 basis points below the cost of debt it replaced.
Infrastructure services
Our lottery services operations is tracking in line with expectations. Initiatives to optimize the supplier base and renegotiate key vendor contracts are benefiting results as inflationary pressures subside. During the quarter, the business secured a new long-term contract with the lottery operator in New Zealand to support its retail and digital lottery offerings, further enhancing its global competitive position. New contract wins secured since the start of the year should increase annual EBITDA of the business by over 10% once fully ramped up.
Industrials
Our advanced energy storage operations is on track to generate record calendar year financial results. Demand for advanced batteries, which are the low voltage battery of choice for nearly every electric vehicle manufacturer, continues to outpace existing global production capacity. The shift in technology is a significant tailwind to performance. The business is the global leader in advanced battery production and today, advanced battery sales comprise approximately 30% of its overall battery volumes compared to less than 15% of total volumes five years ago. Growing volumes of these batteries, which are technologically superior to standard low voltage batteries, will continue to be a source of revenue and margin expansion for the business.
Margin performance at our engineered components manufacturing operations continues to improve. Inflationary pressures have eased while progress achieved on cost and commercial optimization initiatives is offsetting the impact of reduced volumes.
We fund our growth, in part, through our capital recycling initiatives including ongoing distributions from operations and the sale of our business interests. During the quarter, we generated $270 million of proceeds from announced sales of business interests and distributions from our operations. In addition, we reached an agreement to sell a portion of our interest in Everise, our technology services operations. Our share of proceeds from the sale is expected to be approximately $120 million, representing an approximate 2x realized multiple on our investment and we will retain a 17% ownership interest in the business. We also recently reached an agreement to merge our energy services operations with a larger public peer. In exchange we will receive cash consideration and shares in a larger more liquid public company which provides us greater optionality to maximize value.
Separate from any capital recycling initiatives, the substantial level of cash our business generates provides us flexibility to reinvest in our operations, reduce borrowings or fund growth activities. At points in time, our operations may require additional capital as a means to deleverage, and we are fortunate to be able to readily manage these needs with the support of our institutional partners. While these situations are rare, they can provide opportunities to both protect our business and earn strong returns on our capital. Subsequent to quarter end, our European returnable plastic packaging operations reached an agreement with its shareholders to support the refinancing of approximately $260 million of senior notes maturing next year. Over the past few years, the business has experienced challenges due to inflationary pressures and reduced volumes. Strengthening its balance sheet will reduce leverage and position the business better with customers and suppliers as it continues to execute its value creation plans. As part of the agreement, together with our partners, we committed to provide the business with additional capital, of which our share is approximately $50 million.
Looking forward, we continue to focus on accelerating initiatives to surface value within our operations and completing business sales, as well as executing our value creation plans.
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Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three and nine months ended September 30, 2023 and 2022. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Revenues	$14,399	$14,711	$41,663	$42,745
Direct operating costs	(13,016)	(13,549)	(37,812)	(39,818)
General and administrative expenses	(403)	(361)	(1,202)	(965)
Interest income (expense), net	(941)	(717)	(2,738)	(1,733)
Equity accounted income (loss), net	31	38	84	129
Impairment reversal (expense), net	(44)	(20)	(51)	58
Gain (loss) on acquisitions/dispositions, net	41	11	209	11
Other income (expense), net	(101)	(214)	166	(531)
Income (loss) before income tax	(34)	(101)	319	(104)
Income tax (expense) recovery
Current	(211)	(132)	(604)	(286)
Deferred	294	168	578	595
Net income (loss)	$49	$(65)	$293	$205
Attributable to:
Limited partners	$(15)	$(14)	$(6)	$41
Non-controlling interests attributable to:
Redemption-exchange units	(14)	(13)	(6)	38
Special limited partner	—	—	—	—
BBUC exchangeable shares	(15)	(14)	(6)	33
Preferred securities	22	5	66	5
Interest of others in operating subsidiaries	71	(29)	245	88
	$49	$(65)	$293	$205
Basic and diluted earnings (loss) per limited partner unit (2)	$(0.20)	$(0.18)	$(0.08)	$0.54
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(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Average number of LP Units outstanding for the three and nine months ended September 30, 2023 was 74.6 million (September 30, 2022: 74.6 million and 75.5 million, respectively).
Comparison of the three and nine months ended September 30, 2023 and 2022
For the three months ended September 30, 2023, net income was $49 million, with $44 million of net loss attributable to Unitholders ($0.20 loss per LP Unit). For the three months ended September 30, 2022, net loss was $65 million, with $41 million of net loss attributable to Unitholders ($0.18 loss per LP Unit).
For the nine months ended September 30, 2023, net income was $293 million, with $18 million of net loss attributable to Unitholders ($0.08 loss per LP Unit). For the nine months ended September 30, 2022, net income was $205 million, with $112 million of net income attributable to Unitholders ($0.54 per LP Unit).
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Revenues
For the three months ended September 30, 2023, revenues decreased by $312 million to $14,399 million, compared to $14,711 million for the three months ended September 30, 2022. Revenues from our business services segment decreased by $440 million, primarily due to lower prices and volumes at our road fuels operations. The decrease was partially offset by contributions from the add-on acquisition of car rental services at our fleet management services operations. Included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the United Kingdom of $2,094 million (September 30, 2022: $1,866 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment increased by $12 million, primarily due to contributions from higher margin value added products and services, as well as an add-on acquisition at our modular building leasing services operations and higher contributions from our lottery services operations related to larger draw lottery sales. The increase was partially offset by lower contributions from the shuttle tanker business within our offshore oil services operations. Revenues from our industrials segment increased by $116 million driven primarily by our advanced energy storage operations due to strong performance during the quarter reflecting global pricing actions and overall growth in battery volumes driven by increased demand for higher margin advanced batteries. The increase was partially offset by the disposition of a majority of our automotive aftermarket parts remanufacturing operations during the third quarter of 2023.
For the nine months ended September 30, 2023, revenues decreased by $1,082 million to $41,663 million, compared to $42,745 million for the nine months ended September 30, 2022. The decrease was primarily due to revenues from our road fuels operations which decreased by $3,782 million as a result of lower prices and volumes. The decrease was partially offset by contributions from the add-on acquisitions completed at our fleet management services operations and our modular building leasing services operations combined with increased revenues at our advanced energy storage operations and a full period of contributions from our dealer software and technology services operations and our lottery services operations acquired in the prior year.
Direct operating costs
For the three months ended September 30, 2023, direct operating costs decreased by $533 million to $13,016 million, compared to $13,549 million for the three months ended September 30, 2022. The decrease was primarily due to lower inventory costs in our road fuels operations. The decrease was partially offset by contributions from add-on acquisitions at our fleet management services operations and our modular building leasing services operations, combined with higher battery volumes at our advanced energy storage operations due to growing demand for advanced batteries. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the United Kingdom, which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the nine months ended September 30, 2023, direct operating costs decreased by $2,006 million to $37,812 million, compared to $39,818 million for the nine months ended September 30, 2022. The decrease was primarily due to the factors described above, combined with a full period of contributions from our dealer software and technology services operations and our lottery services operations acquired in the prior year.
General and administrative expenses
For the three months ended September 30, 2023, general and administrative expenses increased by $42 million to $403 million, compared to $361 million for the three months ended September 30, 2022. The increase was primarily due to contributions from recently completed add-on acquisitions.
For the nine months ended September 30, 2023, general and administrative expenses increased by $237 million to $1,202 million, compared to $965 million for the nine months ended September 30, 2022. The increase was primarily due to the same factors described above, combined with a full period of contributions from our dealer software and technology services operations and our lottery services operations acquired in the prior year.
Interest income (expense), net
For the three months ended September 30, 2023, interest expense increased by $224 million to $941 million, compared to $717 million for the three months ended September 30, 2022. The increase in interest expense was primarily due to higher interest rates and borrowings associated with the recent add-on acquisitions completed at our modular building leasing services operations and our fleet management services operations.
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For the nine months ended September 30, 2023, net interest expense increased by $1,005 million to $2,738 million, compared to $1,733 million for the nine months ended September 30, 2022. The increase was primarily due to the same factors described above, combined with a full period of contributions from our dealer software and technology services operations and our lottery services operations acquired in the prior year.
Gain (loss) on acquisitions/dispositions, net
For the three months ended September 30, 2023, net gain (loss) on acquisitions/dispositions was $41 million. The gain is due to the disposition of a majority of our automotive aftermarket parts remanufacturing operations.
For the nine months ended September 30, 2023, net gain (loss) on acquisitions/dispositions was $209 million. The net gain includes a $41 million gain on the disposition of a majority of our automotive aftermarket parts remanufacturing operations, an $87 million gain on the disposition of a non-core division within our dealer software and technology operations servicing the heavy equipment sector, a $67 million gain on the disposition of our residential property management operations and a $14 million gain on the disposition of the power delivery business within our nuclear technology services operations.
Other income (expense), net
For the three months ended September 30, 2023, net other expense decreased by $113 million to $101 million, compared to net other expense of $214 million for the three months ended September 30, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended September 30, 2023, the components of other income (expense), net include $42 million of net losses on debt modification and extinguishments, $54 million of business separation expenses, stand-up costs and restructuring charges, $33 million of net revaluation gains, $31 million of transaction costs, and $7 million of other expenses. For the three months ended September 30, 2022, the components of other income (expense), net include $125 million of net revaluation losses, $88 million of business separation expenses, stand-up costs and restructuring charges, $50 million of transaction costs and $49 million of other income.
For the nine months ended September 30, 2023, net other income increased by $697 million to $166 million, compared to net other expense of $531 million for the nine months ended September 30, 2022. For the nine months ended September 30, 2023, the components of other income (expense), net includes $350 million of net gains on debt modifications and extinguishments, $119 million of net revaluation gains, $166 million of business separation expenses, stand-up costs and restructuring charges, $79 million of transaction costs, and $58 million of other expenses. For the nine months ended September 30, 2022, the components of other income (expense), net include $273 million of net revaluation losses, $154 million of business separation expenses, stand-up costs and restructuring charges, $109 million of transaction costs, $26 million of net gains on the sale of property, plant and equipment and $21 million of other expenses.
Income tax (expense) recovery
For the three months ended September 30, 2023, current income tax expense increased by $79 million to $211 million, compared to $132 million for the three months ended September 30, 2022. The increase in current income tax expense is primarily due to an increase in profitability within our advanced energy storage operations and dealer software and technology services operations combined with the timing of taxation of the contractual service margin recorded on transition to IFRS 17 at our residential mortgage insurer. This increase in current tax expense at our residential mortgage insurer is offset by a deferred tax recovery, therefore having no impact on the business’ overall effective tax rate. Deferred income tax recovery increased by $126 million to $294 million, compared to $168 million for the three months ended September 30, 2022. The increase in deferred income tax recovery is partly due to the transition to IFRS 17 by our residential mortgage insurer as described above. The remaining increase in deferred tax recovery is primarily due to the recognition of deferred tax assets of $73 million at our advanced energy storage operations as a result of the partnership determining there was sufficient positive evidence to support the probability of future taxable profit within the business due to cumulative earnings for the three consecutive years, a forecast of positive future earnings, and an expectation that the tax attributes will be utilized prior to expiry.
For the nine months ended September 30, 2023, current income tax expense increased by $318 million to $604 million, compared to $286 million for the nine months ended September 30, 2022. The increase in current income tax expense is primarily due to the same factors described above. Deferred income tax recovery decreased by $17 million to $578 million, compared to $595 million for the nine months ended September 30, 2022. The decrease in deferred income tax recovery was primarily due to the recognition of deferred tax assets in our nuclear technology services operations in the prior year, partially offset by the factors described above. Deferred tax assets of $392 million were recorded in the prior year within our nuclear technology services operations as a result of the partnership determining there was sufficient positive evidence to support the probability of future taxable profit within the business due to significant cumulative earnings in the operations for
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three consecutive years, a forecast of positive future earnings supported by long-term customer contracts and planned future growth opportunities, and an expectation that the tax attributes will be utilized prior to expiry.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2023			2022 (1)				2021
(US$ MILLIONS, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$14,399	$13,506	$13,758	$14,640	$14,711	$14,607	$13,427	$13,480
Direct operating costs	(13,016)	(12,330)	(12,466)	(13,292)	(13,549)	(13,678)	(12,591)	(12,469)
General and administrative expenses	(403)	(398)	(401)	(395)	(361)	(306)	(298)	(261)
Interest income (expense), net	(941)	(932)	(865)	(805)	(717)	(556)	(460)	(411)
Equity accounted income (loss), net	31	28	25	36	38	41	50	(48)
Impairment reversal (expense), net	(44)	(7)	—	(49)	(20)	78	—	(239)
Gain (loss) on acquisitions/dispositions, net	41	87	81	17	11	—	—	—
Other income (expense), net	(101)	138	129	(127)	(214)	(218)	(99)	44
Income (loss) before income tax	(34)	92	261	25	(101)	(32)	29	96
Income tax (expense) recovery
Current	(211)	(267)	(126)	(172)	(132)	(75)	(79)	(106)
Deferred	294	216	68	182	168	387	40	125
Net income (loss)	$49	$41	$203	$35	$(65)	$280	$(10)	$115
Attributable to:
Limited partners	$(15)	$(16)	$25	$(5)	$(14)	$47	$8	$(19)
Non-controlling interests attributable to:
Redemption-exchange units	(14)	(16)	24	(4)	(13)	44	7	(18)
Special limited partner	—	—	—	—	—	—	—	78
BBUC exchangeable shares	(15)	(16)	25	(5)	(14)	46	1	—
Preferred securities	22	22	22	22	5	—	—	—
Interest of others in operating subsidiaries	71	67	107	27	(29)	143	(26)	74
	$49	$41	$203	$35	$(65)	$280	$(10)	$115
Basic and diluted earnings (loss) per limited partner unit (2)	$(0.20)	$(0.22)	$0.34	$(0.06)	$(0.18)	$0.62	$0.10	$(0.25)
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Average number of LP Units outstanding for the three and nine months ended September 30, 2023 was 74.6 million (September 30, 2022: 74.6 million and 75.5 million, respectively).

Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in our nuclear technology services operations, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Our work access services operations are impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services operations, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in
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nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations is impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at September 30, 2023 and December 31, 2022:

			Change
(US$ MILLIONS)	September 30, 2023	December 31, 2022	September 30, 2023 vs December 31, 2022
		as adjusted (1)
Assets
Cash and cash equivalents	$2,963	$2,870	$93
Financial assets	12,809	12,908	(99)
Accounts and other receivable, net	7,318	7,278	40
Inventory and other assets	7,330	7,559	(229)
Property, plant and equipment	16,266	15,893	373
Deferred income tax assets	1,420	1,245	175
Intangible assets	22,846	23,953	(1,107)
Equity accounted investments	2,219	2,065	154
Goodwill	15,151	15,479	(328)
	$88,322	$89,250	$(928)
Liabilities and Equity
Liabilities
Accounts payable and other	$20,598	$20,430	$168
Corporate borrowings	2,020	2,100	(80)
Non-recourse borrowings in subsidiaries of the partnership	43,893	44,593	(700)
Deferred income tax liabilities	3,356	3,698	(342)
	$69,867	$70,821	$(954)
Equity
Limited partners	$1,397	$1,408	$(11)
Non-controlling interests attributable to:
Redemption-exchange units	1,306	1,318	(12)
Special limited partner	—	—	—
BBUC exchangeable shares	1,367	1,378	(11)
Preferred securities	1,490	1,490	—
Interest of others in operating subsidiaries	12,895	12,835	60
	18,455	18,429	26
	$88,322	$89,250	$(928)
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
Financial assets
Financial assets decreased by $99 million to $12,809 million as at September 30, 2023, compared to $12,908 million as at December 31, 2022. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets. The decrease was primarily due to the sale of public securities and other financial assets within our industrials and infrastructure segments. The decrease was partially offset by higher mortgage receivables at our Australian residential mortgage lender due to the growth of mortgage loan originations.
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The following table presents financial assets by segment as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2023	$11,792	$549	$464	$4	$12,809
December 31, 2022	$11,300	$615	$991	$2	$12,908
Inventory and other assets
Inventory and other assets decreased by $229 million to $7,330 million as at September 30, 2023, compared to $7,559 million as at December 31, 2022. The decrease was primarily due to lower inventory at our road fuels operations due to lower inventory costs and the sale of a majority of our automotive aftermarket parts remanufacturer during the third quarter of 2023. Other assets within our nuclear technology services operations decreased due to the sale of the power delivery business during the year previously classified as assets held for sale. The decrease was partially offset by the classification to assets held for sale of our North American retail gas station assets within our road fuels operations.
Property, plant & equipment and intangible assets
PP&E increased by $373 million to $16,266 million as at September 30, 2023, compared to $15,893 million as at December 31, 2022. Additions to PP&E, including PP&E acquired through business combinations, contributed $2,706 million, driven by the add-on acquisition in our modular building leasing services operations completed in the first quarter and growth capital expenditures at our fleet management and car rental services operations. The increase was partially offset by the classification of $167 million of PP&E to assets held for sale primarily related to our North American retail gas station assets within our road fuels operations, combined with dispositions of $537 million, depreciation and impairment expenses of $1,444 million and the impact of foreign exchange movements of $185 million. As at September 30, 2023, PP&E included $1,439 million of right-of-use assets (December 31, 2022: $1,490 million).
Intangible assets decreased by $1,107 million to $22,846 million as at September 30, 2023, compared to $23,953 million as at December 31, 2022. The decrease was primarily due to regular amortization expense combined with the classification of $89 million of intangible assets to assets held for sale related to our North American retail gas station assets within our road fuels operations and dispositions of $274 million primarily due to the sale of a non-core division within our dealer software and technology services operations servicing the heavy equipment sector.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management and car rental services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, vessel dry-docking costs and additions at our offshore oil services operations and fleet investment at our modular building leasing services operations. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the nine months ended September 30, 2023 were $498 million and $1,894 million, respectively (September 30, 2022: $526 million and $838 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operations presented as cash used in operating activities.
Equity Accounted Investments
Equity accounted investments increased by $154 million to $2,219 million as at September 30, 2023, compared to $2,065 million as at December 31, 2022. The increase was primarily due to additional capital provided to our work access services operations during the third quarter of 2023 to support a deleveraging of its balance sheet.
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Goodwill
Goodwill decreased by $328 million to $15,151 million as at September 30, 2023, compared to $15,479 million as at December 31, 2022. The decrease was primarily due to the classification of goodwill to assets held for sale of $218 million associated with our North American retail gas station assets within our road fuels operations, combined with $148 million of goodwill disposed in connection with the sale of a non-core division within our dealer software and technology services operations servicing the heavy equipment sector during the second quarter of 2023 and the impact of foreign exchange movements. The decrease was partially offset by goodwill acquired of $174 million from the recent add-on acquisition in our modular building leasing services operations.
Accounts payable and other
Accounts payable and other increased by $168 million to $20,598 million as at September 30, 2023, compared to $20,430 million as at December 31, 2022. The increase was primarily due to higher accounts payable in our advanced energy storage operations and deferred revenues in our offshore oil services operations. These factors were partially offset by lower liabilities at our healthcare services operations as a result of the remeasurement of a failed sale and leaseback transaction and the disposition of a majority of our automotive aftermarket parts remanufacturing operations in the third quarter of 2023.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Deferred Income Tax Liabilities
Deferred income tax liabilities decreased by $342 million to $3,356 million as at September 30, 2023, compared to $3,698 million as at December 31, 2022. The decrease was primarily due to the sale of a non-core division within our dealer software and technology services operations servicing the heavy equipment sector and a reduction of the deferred tax liability within our residential mortgage insurer in Canada.
Equity attributable to Unitholders
As at September 30, 2023, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2022 Annual Report filed on Form 20-F.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by the Brookfield Business Partners L.P., Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2022 Annual Report filed on Form 20-F. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the third quarter of 2023, the volume-weighted average price was $16.80 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
During the nine months ended September 30, 2023, the partnership repurchased 54,264 of its LP Units (September 30, 2022: 2,525,490 LP Units).
During the nine months ended September 30, 2023, Brookfield purchased 374,533 LP Units under our NCIB.
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On August 15, 2023, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2023, or 3,730,658 LP Units, including up to 14,522 LP Units on the TSX during any trading day.
On August 15, 2023, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for its BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of its issued and outstanding BBUC exchangeable shares as at August 8, 2023 or 3,647,745 shares, including up to 7,702 shares on the TSX during any trading day.
As at September 30, 2023 and December 31, 2022, the total number of Units outstanding are as follows:

UNITS	September 30, 2023	December 31, 2022
GP Units	4	4
LP Units	74,558,912	74,612,503
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,954,912	72,955,585
Special LP Units	4	4
Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
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The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Net income (loss)	$49	$(65)	$293	$205

Net income (loss) attributable to Limited Partners	$(15)	$(14)	$(6)	$41
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	(14)	(13)	(6)	38
Net income (loss) attributable to special limited partner	—	—	—	—
Net income (loss) attributable to BBUC exchangeable shares	(15)	(14)	(6)	33
Net income (loss) attributable to Unitholders	$(44)	$(41)	$(18)	$112

Adjusted EBITDA	$655	$611	$1,883	$1,627
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
The following table presents Adjusted EFO per segment for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Business services	$123	$136	$455	$334
Infrastructure services	106	102	280	365
Industrials	152	131	377	354
Corporate and other	(93)	(46)	(258)	(111)
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
Comparison of the three and nine months ended September 30, 2023 and 2022
Net loss attributable to Unitholders for the three months ended September 30, 2023 was $44 million, representing an increase of $3 million compared to a net loss attributable to Unitholders of $41 million for the three months ended September 30, 2022.
Net loss attributable to Unitholders for the nine months ended September 30, 2023 was $18 million, representing a decrease of $130 million compared to a net income attributable to Unitholders of $112 million for the nine months ended September 30, 2022.
Adjusted EBITDA for the three months ended September 30, 2023 was $655 million, representing an increase of $44 million compared to $611 million for the three months ended September 30, 2022 led by increased contribution from our business services and infrastructure services operating segments.
Adjusted EBITDA for the nine months ended September 30, 2023 was $1,883 million, representing an increase of $256 million compared to $1,627 million for the nine months ended September 30, 2022 due to increased contribution from our business services and infrastructure services operating segments.
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Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
		as adjusted (1)		as adjusted (1)
Adjusted EFO	$123	$136	$455	$334

Adjusted EBITDA	$238	$213	$673	$460
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
The following table presents equity attributable to Unitholders for our business services segment as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
		as adjusted (1)
Total assets	$37,932	$37,939
Total liabilities	28,302	28,436

Interests of others in operating subsidiaries	6,147	6,163
Equity attributable to Unitholders	3,483	3,340
Total equity	$9,630	$9,503
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
Comparison of the three and nine months ended September 30, 2023 and 2022
Adjusted EFO in our business services segment for the three months ended September 30, 2023 was $123 million, representing a decrease of $13 million, compared to $136 million for the three months ended September 30, 2022. The decrease in Adjusted EFO was primarily due to higher interest expense and current tax expense. The increase in current tax expense is primarily due to the timing of taxation of the contractual service margin recorded on the transition to IFRS 17 at our residential mortgage insurer.
Adjusted EFO for the nine months ended September 30, 2023 was $455 million, representing an increase of $121 million compared to $334 million for the nine months ended September 30, 2022.
Adjusted EBITDA in our business services segment for the three months ended September 30, 2023 was $238 million, representing an increase of $25 million compared to $213 million for the three months ended September 30, 2022. The increase in Adjusted EBITDA was primarily due to increased contributions from our residential mortgage insurer and our dealer software and technology services operations. Current period results include contribution from an expansion into rental car services at our fleet management services operations completed in October 2022.
Our residential mortgage insurer contributed $64 million to Adjusted EBITDA for the three months ended September 30, 2023 compared to $53 million for the three months ended September 30, 2022. Performance benefited from higher insurance revenue recognition driven by resilient Canadian home prices and higher investment income due to maturities of low yielding bonds with reinvestment at higher interest rates. Higher mortgage rates impacted underwriting volumes but loss ratios continue to be below long-term averages. The business continues to generate strong cash flow and is well capitalized to manage higher expected losses over time. Prior period results have been adjusted in accordance with the new IFRS 17 accounting standard that was adopted on January 1, 2023. Our dealer software and technology services operations, which we acquired in July 2022, contributed $58 million of Adjusted EBITDA for the three months ended September 30, 2023 compared to $49 million for the three months ended September 30, 2022. Strong performance during the quarter was driven by ongoing value creation initiatives and growth in subscription revenue. Initiatives focused on enhancing customer experience and
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modernizing the technology offering are progressing. Our fleet management and car rental services operations contributed $37 million of Adjusted EBITDA for the three months ended September 30, 2023 compared to $13 million for the three months ended September 30, 2022. Results include contribution from an expansion into rental car services completed in October 2022 and higher leasing revenue in our heavy equipment fleet. Our healthcare services operations contributed $12 million to Adjusted EBITDA for the three months ended September 30, 2023 compared to $16 million for the three months ended September 30, 2022. While activity levels are slowly improving, the operating environment is challenging due to capped billing levels and higher labor and other operating costs
Adjusted EBITDA for the nine months ended September 30, 2023 was $673 million, representing an increase of $213 million compared to $460 million for the nine months ended September 30, 2022. The increase was primarily due to the same factors described above combined with a full period of contributions from our dealer software and technology operations acquired in the prior year.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
Adjusted EFO	$106	$102	$280	$365

Adjusted EBITDA	$228	$205	$669	$618
The following table presents equity attributable to Unitholders for our infrastructure services segment as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Total assets	$23,019	$22,606
Total liabilities	18,859	18,436

Interests of others in operating subsidiaries	2,474	2,582
Equity attributable to Unitholders	1,686	1,588
Total equity	$4,160	$4,170
Comparison of the three and nine months ended September 30, 2023 and 2022
Adjusted EFO in our infrastructure services segment for the three months ended September 30, 2023 was $106 million, representing an increase of $4 million compared to $102 million for the three months ended September 30, 2022. The increase was primarily due to higher Adjusted EBITDA contributions from our modular building leasing services operations, our nuclear technology services operations, our offshore oil services operations and our work access services operations. The increase was partially offset by the impact of higher interest expense as a result of higher interest rates and borrowings associated with the add-on acquisition at our modular building leasing services operations completed earlier this year.
Adjusted EFO for the nine months ended September 30, 2023 was $280 million, representing a decrease of $85 million compared to $365 million for the nine months ended September 30, 2022.
Adjusted EBITDA in our infrastructure services segment for the three months ended September 30, 2023 was $228 million, representing an increase of $23 million compared to $205 million for the three months ended September 30, 2022.
Our modular building leasing services operations contributed $42 million to Adjusted EBITDA for the three months ended September 30, 2023 compared to $37 million for the three months ended September 30, 2022. Results benefited from increased sales of higher margin value added products and services, as well as an add-on acquisition completed earlier this year. Our offshore oil services operations contributed $45 million to Adjusted EBITDA for the three months ended September 30, 2023 compared to $41 million for the three months ended September 30, 2022. The increased contribution reflects our
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increased ownership interest following the completion of a recapitalization at the beginning of the year. Overall results included lower contribution from shuttle tanker operations partially offset by improved performance of FPSO operations. Our lottery services operations contributed $35 million to Adjusted EBITDA for the three months ended September 30, 2023 compared to $39 million for the three months ended September 30, 2022. Reduced contribution during the quarter was the result of our decreased ownership interest compared to prior period. Overall performance was in line with prior period supported by higher contribution from increased volumes related to larger draw lottery sales. Cost optimization initiatives are benefiting results and inflationary pressures are easing.
Adjusted EBITDA for the nine months ended September 30, 2023 was $669 million, representing an increase of $51 million compared to $618 million for the nine months ended September 30, 2022 primarily due to a full period of contributions from our lottery services operations acquired in the prior year combined with higher Adjusted EBITDA contributions from our work access services operations.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
Adjusted EFO	$152	$131	$377	$354

Adjusted EBITDA	$218	$228	$633	$649
The following table presents equity attributable to Unitholders for our industrials segment as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Total assets	$27,073	$28,112
Total liabilities	20,370	21,670

Interests of others in operating subsidiaries	4,274	4,090
Equity attributable to Unitholders	2,429	2,352
Total equity	$6,703	$6,442
Comparison of the three and nine months ended September 30, 2023 and 2022
Adjusted EFO in our industrials segment for the three months ended September 30, 2023 was $152 million, representing an increase of $21 million compared to $131 million for the three months ended September 30, 2022. The increase in Adjusted EFO was primarily due to the disposition of a majority of our automotive aftermarket parts remanufacturing operations and sale of public securities. The increase was partially offset by higher interest rates at our advanced energy storage operations and higher interest rates and borrowings at our engineered components manufacturing operations.
Adjusted EFO for the nine months ended September 30, 2023 was $377 million, representing an increase of $23 million compared to $354 million for the nine months ended September 30, 2022.
Adjusted EBITDA in our industrials segment for the three months ended September 30, 2023 was $218 million, representing a decrease of $10 million compared to $228 million for the three months ended September 30, 2022. Strong performance at our advanced energy storage operations was offset by reduced contribution from our graphite electrode operations and our Western Canadian energy related operations.
Our advanced energy storage operations contributed $150 million to Adjusted EBITDA for the three months ended September 30, 2023 compared to $122 million for the three months ended September 30, 2022. Strong performance was supported by growth in battery volumes driven by increased demand for higher margin advanced batteries. The benefit from a favorable technology mix and global pricing actions offset the impact of costs associated with a labor strike earlier in the year. Our engineered components manufacturing operations contributed $36 million to Adjusted EBITDA for the three months ended September 30, 2023 compared to $32 million for the three months ended September 30, 2022. Cost and commercial
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optimization initiatives supported improved margin performance despite the impact of reduced volumes during the quarter. Recent add-on acquisitions contributed to results during the quarter.
Adjusted EBITDA for the nine months ended September 30, 2023 was $633 million, representing a decrease of $16 million compared to $649 million for the nine months ended September 30, 2022 primarily due to the same factors described above.
Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022	2023	2022
Adjusted EFO	$(93)	$(46)	$(258)	$(111)

Adjusted EBITDA	$(29)	$(35)	$(92)	$(100)
The following table presents equity attributable to Unitholders for our corporate and other segment as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Total assets	$298	$593
Total liabilities	2,336	2,279

Equity attributable to preferred securities	1,490	1,490
Equity attributable to Unitholders	(3,528)	(3,176)
Total equity	$(2,038)	$(1,686)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash and other securities held by corporate entities. The management fees for the three and nine months ended September 30, 2023 were $23 million and $69 million compared to $23 million and $70 million for the three and nine months ended September 30, 2022. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period included higher interest expense due to the impact of higher interest rates, combined with a higher distribution on preferred equity securities. Prior period included a current income tax recovery of $16 million primarily related to corporate expenses, which were used to offset taxable income within our other operating segments.
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Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
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Adjusted EBITDA Reconciliation
The following table reconciles Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$121	$(93)	$76	$(55)	$49

Add or subtract the following:
Depreciation and amortization expense	253	313	328	—	894
Impairment reversal (expense), net	—	(47)	91	—	44
Gain (loss) on acquisitions/dispositions, net	—	—	(41)	—	(41)
Other income (expense), net (1)	71	40	(11)	1	101
Income tax (expense) recovery	26	(10)	(82)	(17)	(83)
Equity accounted income (loss)	(7)	(9)	(15)	—	(31)
Interest income (expense), net	266	285	348	42	941
Equity accounted Adjusted EBITDA (2)	15	46	15	—	76
Amounts attributable to non-controlling interests (3)	(507)	(297)	(491)	—	(1,295)
Adjusted EBITDA	$238	$228	$218	$(29)	$655
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $42 million of net losses on debt modifications and extinguishments, $54 million of business separation expenses, stand-up costs and restructuring charges, $33 million of net revaluation gains, $31 million of transaction costs, and $7 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$551	$(128)	$19	$(149)	$293

Add or subtract the following:
Depreciation and amortization expense	758	917	1,026	—	2,701
Impairment reversal (expense), net	6	(46)	91	—	51
Gain (loss) on acquisitions/dispositions, net	(154)	(14)	(41)	—	(209)
Other income (expense), net (1)	(114)	(136)	79	5	(166)
Income tax (expense) recovery	227	4	(150)	(55)	26
Equity accounted income (loss)	(19)	(29)	(36)	—	(84)
Interest income (expense), net	772	826	1,033	107	2,738
Equity accounted Adjusted EBITDA (2)	44	132	46	—	222
Amounts attributable to non-controlling interests (3)	(1,398)	(857)	(1,434)	—	(3,689)
Adjusted EBITDA	$673	$669	$633	$(92)	$1,883
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $350 million of net gains on debt modifications and extinguishments, $119 million of net revaluation gains, $166 million of business separation expenses, stand-up costs and restructuring charges, $79 million of transaction costs, and $58 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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The following table reconciles Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business Services (1)	Infrastructure Services	Industrials	Corporate and Other	Total (1)
Net income (loss)	$147	$(179)	$12	$(45)	$(65)

Add back or deduct the following:
Depreciation and amortization expense	216	370	325	—	911
Impairment expense, net	20	—	—	—	20
Gain (loss) on acquisitions/dispositions, net	—	—	(11)	—	(11)
Other income (expense), net (2)	49	67	94	4	214
Income tax (expense) recovery	37	(21)	(36)	(16)	(36)
Equity accounted income (loss)	(11)	(9)	(18)	—	(38)
Interest income (expense), net	185	220	290	22	717
Equity accounted Adjusted EBITDA (3)	13	37	23	—	73
Amounts attributable to non-controlling interests (4)	(443)	(280)	(451)	—	(1,174)
Adjusted EBITDA	$213	$205	$228	$(35)	$611
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $125 million of net revaluation losses, $88 million of business separation expenses, stand-up costs and restructuring charges, $50 million of transaction costs, and $49 million of other income.
(3)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(4)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business Services (1)	Infrastructure Services	Industrials	Corporate and Other	Total (1)
Net income (loss)	$249	$10	$63	$(117)	$205

Add back or deduct the following:
Depreciation and amortization expense	430	961	990	—	2,381
Impairment reversal (expense), net	23	125	(206)	—	(58)
Gain (loss) on acquisitions/dispositions, net	—	—	(11)	—	(11)
Other income (expense), net (2)	110	161	249	11	531
Income tax (expense) recovery	72	(425)	89	(45)	(309)
Equity accounted income (loss)	(26)	(39)	(64)	—	(129)
Interest income (expense), net	326	541	815	51	1,733
Equity accounted Adjusted EBITDA (3)	37	102	69	—	208
Amounts attributable to non-controlling interests (4)	(761)	(818)	(1,345)	—	(2,924)
Adjusted EBITDA	$460	$618	$649	$(100)	$1,627
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
(2)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $273 million of net revaluation losses, $154 million of business separation expenses, stand-up costs and restructuring charges, $109 million of transaction costs, $26 million of net gains on the sale of property, plant and equipment and $21 million of other expenses.
(3)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(4)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three and nine months ended September 30, 2023 and 2022
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles and depreciation at our nuclear technology services operations, the amortization of intangibles at our modular building leasing services operations and our lottery services operations and the depreciation of vessels at our offshore oil services operations. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operations and our engineered components manufacturing operations. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operations. Depreciation and amortization is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense decreased by $17 million to $894 million for the three months ended September 30, 2023 compared to $911 million for the three months ended September 30, 2022. The depreciation and amortization expense associated with recent business acquisitions and PP&E additions was more than offset by the impact of dispositions within our nuclear technology services operations and other assets classified as held for sale.
Depreciation and amortization expense increased by $320 million to $2,701 million for the nine months ended September 30, 2023 compared to $2,381 million for the nine months ended September 30, 2022. The increase is primarily due to amortization of intangible assets recognized on the acquisition of our dealer software and technology services operations during the third quarter of 2022.
Income tax (expense) recovery, net increased by $47 million to an income tax recovery of $83 million for the three months ended September 30, 2023 compared to an income tax recovery of $36 million for the three months ended September 30, 2022. The increase was primarily due to recognition of previously unrecognized tax attributes within our advanced energy storage operations and solar power solutions.
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Income tax (expense) recovery, net decreased by $335 million to income tax expense of $26 million for the nine months ended September 30, 2023 compared to income tax recovery of $309 million for the nine months ended September 30, 2022. The decrease was primarily due to the recognition of deferred tax assets in our nuclear technology services operations in the prior year partially offset by the recognition of previously unrecognized tax attributes within our advanced energy storage operations and solar power solutions in the current year.
Interest expense increased by $224 million to $941 million for the three months ended September 30, 2023 compared to $717 million for the three months ended September 30, 2022. The increase was primarily due to higher borrowings associated with add-on acquisitions completed within our operations.
Interest expense increased by $1,005 million to $2,738 million for the nine months ended September 30, 2023 compared to $1,733 million for the nine months ended September 30, 2022. The increase was due to the same factors described above, combined with a full period of contributions from our dealer software and technology operations and our lottery services operations acquired in the prior year.
Amounts attributable to non-controlling interests increased by $121 million to $1,295 million for the three months ended September 30, 2023 compared to $1,174 million for the three months ended September 30, 2022. The increase in amounts attributable to non-controlling interests is primarily due to earnings generated from our recent acquisitions that were acquired alongside institutional partners combined with non-controlling interests’s share of earnings from our other existing operations.
Amounts attributable to non-controlling interests increased by $765 million to $3,689 million for the nine months ended September 30, 2023 compared to $2,924 million for the nine months ended September 30, 2022.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	September 30, 2023	December 31, 2022 (1)
Limited partners	$1,397	$1,408
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,306	1,318
Special LP Units	—	—
BBUC exchangeable shares	1,367	1,378
Equity attributable to Unitholders	$4,070	$4,104
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
The following table is a summary of our equity attributable to Unitholders by segment as at September 30, 2023 and December 31, 2022. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2023	$3,483	$1,686	$2,429	$(3,528)	$4,070
December 31, 2022 (1)	$3,340	$1,588	$2,352	$(3,176)	$4,104
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. Refer to the New Accounting Policies Adopted section of this MD&A for further details.
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Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
September 30, 2023	$16,092	$13,520	$14,281	$43,893
December 31, 2022	$15,929	$13,411	$15,253	$44,593
As at September 30, 2023, the partnership had non-recourse borrowings in subsidiaries of $43,893 million compared to $44,593 million as at December 31, 2022. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	September 30, 2023	December 31, 2022
Term loans	$22,326	$23,279
Notes and debentures	12,752	12,380
Credit facilities (1)	5,469	6,365
Securitization program (2)	2,486	1,625
Project financing	860	944
Total non-recourse borrowings in subsidiaries of the partnership	$43,893	$44,593
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian residential mortgage lender, and securitization at our Indian non-banking financial services operations.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $43,893 million as at September 30, 2023, compared to $44,593 million as at December 31, 2022. The decrease of $700 million was primarily due to scheduled debt repayments, repayment of debt at our advanced energy storage operations and the extinguishment of $276 million of notes in our offshore oil services operations as part of the recapitalization completed during the first quarter.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from on demand to 58 years. The weighted average maturity as at September 30, 2023 was 5.7 years and the weighted average interest rate on debt outstanding was 8.0% including the impact of hedges. Approximately 55% of our non-recourse borrowings are either fixed or hedged. As at September 30, 2023, we have $45,913 million in borrowings with an additional capacity of $9,974 million in undrawn credit facilities at the corporate and subsidiary level.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
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The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2.3 billion with a maturity date of June 29, 2028, and the partnership had $280 million available as at September 30, 2023.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at September 30, 2023, the revolving acquisition credit facility remains undrawn.
The partnership also has Deposit Agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at September 30, 2023, the amount of the deposit from Brookfield was $nil (December 31, 2022: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2022: $nil).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at September 30, 2023, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred equity securities. For the three months ended September 30, 2023, distributions of $22 million have been declared on the perpetual preferred equity securities.
The table below outlines the partnership’s consolidated net debt-to-capitalization as at September 30, 2023 and December 31, 2022:

(US$ MILLIONS, except as noted)	September 30, 2023	December 31, 2022
Corporate borrowings	$2,020	$2,100
Non-recourse borrowings in subsidiaries of the partnership	43,893	44,593
Cash and cash equivalents	(2,963)	(2,870)
Net debt	$42,950	$43,823
Total equity	18,455	18,429
Total capital and net debt	$61,405	$62,252
Net debt-to-capitalization ratio	70%	70%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On November 2, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on December 29, 2023 to Unitholders of record as at the close of business on November 30, 2023.
During the third quarter of 2023, the volume-weighted average price was $16.80 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
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Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at September 30, 2023, we had cash and cash equivalents of $2,963 million, compared to $2,870 million as at December 31, 2022. The net cash flows for the nine months ended September 30, 2023 and September 30, 2022 were as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2023	2022
Cash flows provided by (used in) operating activities	$1,704	$951
Cash flows provided by (used in) financing activities	(695)	16,377
Cash flows provided by (used in) investing activities	(883)	(16,711)
Impact of foreign exchange on cash	6	(149)
Net change in cash classified within assets held for sale	(39)	—
Change in cash and cash equivalents	$93	$468
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the nine months ended September 30, 2023 was $1,704 million compared to cash provided by operating activities of $951 million for the nine months ended September 30, 2022. The increase was primarily the result of changes in non-cash working capital due to timing of receivables and payables at our road fuels operations, our residential mortgage insurer in Canada, and our advanced energy storage operations.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $695 million for the nine months ended September 30, 2023, compared to total cash flow provided by financing activities of $16,377 million for the nine months ended September 30, 2022. During the nine months ended September 30, 2023, our financing activities included distributions to others who have interests in operating subsidiaries of $1,777 million, which was primarily related to distributions of proceeds from the sale of a non-core division of our dealer software and technology services operations and distributions of proceeds from the syndication of investments to institutional investors. Financing activities also included repayment of corporate borrowings of $475 million and lease liability repayments of $295 million. This was partially offset by capital provided by others who have interests in operating subsidiaries of $1,813 million for the nine months ended September 30, 2023, which was primarily related to capital contributions from investors relating to our dealer software and technology services operations, our fleet management and car rental services operations, and our work access services operations, and net repayments on borrowings of $348 million, which comprised primarily repayments at our advanced energy storage operations partially offset by borrowings at our Australian residential mortgage lender and our modular building leasing services operations.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $883 million for the nine months ended September 30, 2023, compared to total cash flow used in investing activities of $16,711 million for the nine months ended September 30, 2022. Our cash flows used in investing activities were primarily related to the completion of an add-on acquisition by our modular building leasing services operations in January 2023, and capital expenditures of property, plant and equipment and intangible assets primarily within our industrials and infrastructure segments. These investing cash outflows were partially offset by cash flows provided by dispositions completed during the period including net proceeds from the sale of a non-core division in our dealer software and technology services operations and the sale of the power delivery business at our nuclear technology services operations.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at September 30, 2023, the total outstanding amount was approximately $2.1 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
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Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. At our operations, where possible, we have estimated a potential loss amount and recorded the amounts as provisions. We have not recorded a provisions where we have determined that the potential loss amount of claims cannot be measured or is not probable at this time.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents a summary as at September 30, 2023 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,495	$1,043	$738	$315	$1,285	$236	$790
FX Contracts – US$	(31)	(278)	(594)	—	—	(99)	—
As at September 30, 2023, approximately 17% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at September 30, 2023:

	Payments as at September 30, 2023
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$46,867	$3,346	$6,222	$15,357	$21,942
Lease liabilities	2,155	309	329	650	867
Interest expense	15,957	2,949	2,884	6,477	3,647
Decommissioning liabilities	1,506	8	9	53	1,436
Pension obligations	4,214	124	123	385	3,582
Total	$70,699	$6,736	$9,567	$22,922	$31,474
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Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our recast annual audited consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (filed on September 26, 2023 on SEDAR+ and EDGAR).
New Accounting Policies Adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)IFRS 17 - Insurance Contracts (“IFRS 17”)
The partnership adopted IFRS 17 effective January 1, 2023 with a transition date of January 1, 2022. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. It replaces IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurer. Refer to the partnership’s recast annual consolidated financial statements as at and for the year ended December 31, 2022 for additional information on the partnership’s adoption of IFRS 17.
(ii)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The partnership adopted these amendments for the fiscal period beginning January 1, 2023 and elected to apply the temporary exception to the accounting requirements for deferred taxes related to Pillar Two income taxes. The adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(iii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The partnership adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
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Future changes in accounting policies
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impacts on the partnership.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at Mobile Mini, a business acquired by our modular building leasing services operations on January 31, 2023. The financial statements of this business constitute approximately 1% of total assets, 2% of net assets, less than 1% of revenues and 4% of net income of the consolidated financial statements of our partnership as of and for the nine months ended September 30, 2023.
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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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